Exhibit 99.1

Annual Report 2024

 AGM  The 2024 Annual General Meeting of shareholders of Ioneer Limited (Company) will be held at 10am on Friday, 1 November 2024. Shareholders are invited to attend the AGM at the Vibe Hotel North Sydney, 171  Pacific Highway, North Sydney NSW 2060 and online at https: /meetings.lumiconnect.com/300-264-866-053.  Providing materials for a sustainable and thriving planet  Ioneer Ltd is the 100% owner of the Rhyolite Ridge Lithium-Boron  Project located in Nevada, USA, the only known lithium-boron deposit in North America and one of only two known such deposits in the world. Rhyolite Ridge is expected to become a globally significant, long- life, low-cost source of lithium and boron vital to a sustainable future.  ioneer  Ioneer Ltd ACN 098 564 606

 Executive Chair’s letter 02  Year in review 04  Directors’ report 09  FY2024 highlights 10  Directors’ qualifications and experience 16  Auditor’s independence declaration 22  Remuneration report 23  Consolidated financial statements 50 Notes to and forming part of the financial statements 54 Consolidated entity disclosure statement 83  Directors’ declaration 84  Independent auditor’s report 85  Mineral resource and ore reserves 90  Glossary and abbreviations 92  Schedule of tenements 93  Shareholder and ASX information 94  Corporate directory 97  Contents  Annual Report 2024  1

 Dear shareholders,  I am pleased to advise that your Company has made considerable progress toward a Final Investment Decision (FID) and commencement of construction at Rhyolite Ridge this past financial year. Following our at-market $25 million share placement, we believe we now have a stronger balance sheet to reach full federal permitting, and to assist our efforts to put in place the debt and equity elements required to support a FID on our historic U.S. lithium-boron chemicals operation at Rhyolite Ridge.  As we previously noted, we have largely completed the capital-intensive heavy lifting work required to meet our commitments to Sibanye-Stillwater and the US Department of Energy (conditional debt) and to make an informed FID decision. To achieve this position has required our team to complete: an extensive drilling campaign in the southern part of the basin in order to gain geotechnical and geological information needed to finalize a SK1300 compliant, long-life mine plan that avoids direct impact of Tiehm’s buckwheat;  a Fluor led AACE Class 2 CAPEX estimate (+15%/-10%) and updated economic analysis, and the production of extensive technical and financial reports required by Sibanye-Stillwater and the Department of Energy (DOE).  In addition, it was critical that the Bureau of Land Management (BLM), in collaboration with the relevant consulting agencies, completed and released the draft Environmental Impact Statement (EIS) for public comment. The public comment period closed in June and the National Environmental Protection Act (NEPA) permitting process continues to progress on schedule for an expected October 2024, Record of Decision. Over our five years of engagement with federal, state and tribal officials and members of the community, our objective has been to set the new standard for responsible domestic lithium project development.  Intently listening and adapting our plans where necessary has made our Project stronger. We are confident that our patience and determined effort is about to be rewarded with a positive Record of Decision.  Executive Chair’s Letter  ioneer  2

 We believe we already have by far the most advanced lithium project in North America. The second half of 2024 is a momentous time for our company. It is our expectation that we will be fully documented and will receive a positive Record of Decision from the Biden administration. Our preparedness will allow us to move into large scale procurement soon  after FID.  To further strengthen the importance of Rhyolite Ridge, this year we invested heavily in drilling and understanding the full scale of our Project. It is important to understand that the Rhyolite Ridge opportunity goes well beyond stage one. Unlike many developers, we have been reluctant to talk  about growth, believing that getting stage one accomplished was the key to our success and essential to growth. Rhyolite Ridge is a multi-generational, multi-stage resource. Our work this year clearly shows this potential.  We are excited to be a cornerstone, globally significant Tier 1 lithium project in the United States. We are confident that as the market recognizes the mature state of our Project and the importance of our co-production of both lithium chemicals and our high value-low price volatility boron in America, our shareholders will be finally rewarded for the work done to deliver real production outcomes that are independent of China.  We look forward to delivering these critical and valuable materials and strengthening domestic U.S, EV supply chains.  To our shareholders, I thank you once again for your continued support. I am immensely proud of our entire Ioneer team for their dedication and endurance. Without them, delivering this valuable supply of lithium and boron would not be possible.  I want to also thank our amazing executive team, led by our able and courageous leader Bernard Rowe, for its leadership.  And finally, I am honoured once again to be the Executive- Chair of such a thoughtful and engaged Board of Directors. They are detailed, experienced and committed to helping management focus on what matters. I cannot imagine doing this work without their judgement and experience.  James D. Calaway Executive Chair  Annual Report 2024  3

Ioneer

Year in Review

Mineral Resource and Ore Reserve Estimates

In April Ioneer published an updated Mineral Resource Estimate (MRE)[1] for the South Basin at the Rhyolite Ridge Lithium-Boron Project located in Nevada.

The previous Resource estimate was completed in March 2023, and an Ore Reserve estimate in April 2020, for the Rhyolite Ridge Definitive Feasibility Study ('DFS'). For the first time, the Mineral Resource was reported as three separate streams:

- **Stream 1**
  high-boron lithium mineralisation (low clay content)
- **Stream 2**
  low-boron lithium mineralisation (low clay content)
- **Stream 3**
  low-boron lithium mineralisation (high clay content)

Streams 1, 2 and 3 all contain high levels of lithium. Stream 1 is differentiated by having high boron content (>5000ppm) and low clay content. Stream 2 is differentiated by having low boron content (<5000ppm) and low clay content. Stream 3 is differentiated by having low boron content and high clay content and is solely restricted to one stratigraphic unit within the deposit (M5 unit).

The total Resource decreased slightly compared to 2023 due to 1) an adjustment in density assumptions based on new, superior rock density data and 2) the updated geological/structural model which captured a break in continuity of the units where faulting has uplifted a block in the central part of the basin.

The total number and spacing of drill holes have resulted in a material increase in the portion of the Resource classified as Measured and Indicated, the two highest confidence categories. The Measured Resource for all three streams has increased from 44Mt to 75Mt, an increase of 71%.

Rhyolite Ridge Permitting

Ioneer requires three key permits to commence construction at Rhyolite Ridge:

1. State of Nevada issued Air Quality Permit[2] – **received** 24 June 2021.
2. State of Nevada issued Water Pollution Control Permit[3] – **received** 19 July 2021.
3. The Mine Plan of Operations that must be approved by the Federal Bureau of Land Management (BLM) – **expected** October 2024.

National Environmental Policy Act (NEPA) Permitting Process

During the year, the NEPA permitting process saw several key milestones completed, including:

1. The Draft Environmental Impact Statement (Draft EIS) was completed in mid-January.
2. The Draft EIS was published in the Federal Register on 19 April, starting a 45-calendar day public comment period.
3. The public comment period closed in early June.

Key future milestones include completion by the Bureau of Land Management (BLM) of a Final Environment Impact Statement (FEIS). The FEIS, incorporating responses to public comments lodged with BLM, is expected in September 2024 and is intended to lead to final approval of the FEIS by the BLM through the issue of a Record of Decision (ROD) expected in October 2024. Receipt of the ROD will allow construction of the Project to commence and provide the permitting framework for production at the site.

Ioneer continues to work closely with the BLM and U.S. Fish and Wildlife Service (FWS) to keep both the NEPA and the Section 7 Endangered Species Act (ESA) processes progressing in parallel. Ioneer is confident the process can be completed in a timely fashion given the amount of preparation and cooperation that has taken place over the past several years.

1. Refer ASX release titled 'Mineral Resource update delivers high-grade, shallow Shelf Zone, outside of critical habitat' dated 30 April 2024.
2. Refer ASX release titled 'Ioneer Issued Air Quality Permit for Rhyolite Ridge' announced 24 June 2021.
3. Refer ASX release titled 'Issuance of Water Pollution Control Permit' announced 19 July 2021.

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 Other Permits  Ioneer continues to maintain compliance with the issued State of Nevada Water pollution Control and Class 2 Air Permits. No compliance issues were noted during the year under review and Ioneer continues to report ongoing monitoring and compliance related activities as required under these obligations.  Funding  Department of Energy $700M Loan  On 13 January 2023, the U.S. Department of Energy (DOE) Loan Programs Office’s (LPO) Advanced Technology Vehicle Manufacturing (ATVM) program and Ioneer announced finalisation of a term sheet and offer of a conditional commitment for a loan of up to US$700 million from the DOE for financing the construction of the Rhyolite Ridge Project. Under the conditional commitment, the proposed loan is for an amount up to US$700 million with a term of approximately 10 years. The loan will be at interest rates fixed from the date of each advance for the term of the loan at 10-year U.S. Treasury rates. The proposed loan is to be made under the  DOE’s ATVM loan program in support of the U.S. government’s critical minerals strategy.  The term sheet and conditional commitment from DOE demonstrate its strong support for the Rhyolite Ridge Project.  During the year, Ioneer has made considerable progress satisfying the conditions to finalise the DOE loan. Ioneer anticipates finalising the definitive loan document agreement with DOE by end of calendar year 2024.  Sibanye-Stillwater equity commitment  In September 2021, Ioneer entered into a conditional agreement with Sibanye-Stillwater to establish a joint venture to develop the Project, under which Sibanye- Stillwater agreed to contribute US$490 million for a 50% interest in the joint venture. The equity funding commitment is subject to certain conditions precedent including receipt of final permits, debt financing commitments and a Final Investment Decision.  Since that time Sibanye-Stillwater has worked collaboratively with Ioneer, including supporting and approving the proposed DOE LPO project debt funding commitment and pre-funding US$1.2 million for Phase 3B geotechnical drilling of 6 holes, with amendments made to the original agreement to reflect developments that have occurred.  US$25 Million Placement  In May, Ioneer completed a share placement to raise  US$25 million to progress the Rhyolite Ridge project through to FID. Under terms of the Placement, the Company issued approximately 213.6 million new fully paid ordinary shares  in the Company within the Company’s existing placement capacity under ASX Listing Rule 7.1. The final Placement issue price of A$0.18 was equal to Ioneer’s last close on 26 April 2024.  The Placement will provide funding to advance the development of Ioneer’s 100% owned Rhyolite Ridge Lithium- Boron Project, including to:  Advance detailed engineering (~70% complete) and vendor engineering to construction ready status  Fund environmental, NEPA and permitting expenses  Financing costs; and  Rhyolite Ridge owners’ costs, working capital and general corporate purposes  Engineering schematic of the Rhyolite Ridge processing plant  Annual Report 2024  5

 Year in Review  continued  Environmental, Health, Safety & Sustainability  Ioneer is committed to sustainability principles and as we grow, seek to imbed them as fundamental elements of our organisational DNA. We were therefore pleased to see a number of significant achievements delivered in FY2024, including:  Developing a comprehensive materiality assessment, improving our sustainability strategic plan, and climate resiliency plan with the help of consulting firm, ERM-CVS.  Approval of and clear headway on our new three-year Sustainability Plan.  Development of document registers for the Towards Sustainable Mining (TSM) Action Plans and good progress in self-assessments being used to gauge readiness of the programs for a TSM audit.  Participation in the International Lithium Association’s working group to standardize life cycle analysis for carbon across various extraction methods including sedimentary, spodumene, and brines. The final guidance was published on 13 March 2024.  No lost time incidents, first aid incidents, or fatalities were reported for Ioneer staff.  We closed a successful year of seed collection at the Tiehm’s buckwheat Conservation Center, in 3rd quarter of 2023 and are encouraged by the early positive signs at the start of the 2024 season.  Community & Tribal Nations  Ioneer remains committed to engaging with local communities and Tribal Nations to address  environmental and social concerns and enhance local economic opportunities.  During the year, Ioneer and four Tribal Nations entered into a Memorandum of Understanding regarding Cultural Resource Monitoring of groundwater disturbance activities at Rhyolite Ridge. Though field studies have been undertaken by archaeological experts for years as part of the NEPA process, Ioneer recognizes the unique knowledge that Tribal Nations have regarding traditional cultural resources and are pleased to fund observation by Tribal specialists so that places, features and objects of cultural significance are preserved and protected.  Sales & Marketing  Lithium offtakes  Ioneer has binding offtake agreements for more than 80% of its expected total 22,000 tonnes per annum (tpa) of lithium carbonate to be produced from Rhyolite Ridge.  EcoPro Innovation Co. Ltd – For 7,000 tpa of lithium carbonate over a 3-year term.  Ford Offtake Agreement – For 7,000 tpa of lithium carbonate over a 5-year term for use in Ford electric vehicles produced through BlueOval SK, the Ford-SK On battery manufacturing joint venture.   PPES Offtake Agreement - For 4,000 tpa of lithium carbonate over a 5-year term. PPES is a joint venture between Toyota Motor Corporation and Panasonic Corporation  Dragonfly Energy Partnership - Dragonfly Energy Holdings Corp. (NASDAQ: DFLI) is an industry leader in energy storage. For the supply of lithium carbonate over a 3-year term, with variable volumes based on surplus tonnes available after meeting other offtake commitments.  Boric Acid Offtake  Ioneer has three offtake agreements in place for its boric acid production, which were announced in FY2020 and together account for 100% of Ioneer’s first year of boric acid production and over 80% of years two and three boric acid production.  During the year, the Ioneer Sales & Marketing team continued to maintain strong relationships with our offtake partners and to update contracts where necessary.  Engineering  The focus for the year was on finalising detailed vendor engineering to allow the EPCM (Fluor) to advance engineering deliverables to “Issued For Construction” (IFC) status, which places the Project well ahead of other comparable U.S. development projects.  During the back half of the fiscal year, Ioneer worked to complete an updated AACE Class 2 capital estimate and associated back up documentation and operating cost estimates required under the Approved Feasibility Study. The Class 2 estimate and updated economic analysis will be finalised to coincide with delivery of the ROD (expected in October), to support an informed Final Investment Decision (FID).  Once the Approved Feasibility Study is completed, Ioneer anticipates greatly reduced engineering spend ahead of a Final Investment Decision.  ioneer  6

 Geotechnical Program  In November, Ioneer received its third drilling program approval from the BLM to collect additional geotechnical data to support the NEPA analysis of the Mine Plan of Operations (the first and second drilling program approvals were received in FY2023).  In total, Ioneer completed 53 drill holes across the three drilling programs targeting the southern extension of the lithium-boron deposit in order to collect and provide valuable geotechnical information for the Project’s evaluation required under the National Environmental Policy Act (NEPA). The 53 holes were drilled outside of the then current 360Mt Resource. All but 4 holes intersected mineralised sedimentary strata, extending the deposit a further 1 km to the south and southeast.  Growth Opportunities  Throughout FY2024, Ioneer continued its evaluation of future growth potential at the Rhyolite Ridge project with concept-level studies of both the South Basin, where mine permitting is in progress, and the North Basin (located 5km north), which is at a pre-resource stage.  The Rhyolite Ridge deposit hosts three main types of mineralisation, however, only one of these (high boron) is included in the current project design and DFS economics.  The three distinct styles of mineralisation are described in the April 2024 Mineral Resource Estimate (MRE).  EcoPro Lithium Clay Project  In October, Ioneer announced a binding lithium clay Research and Development Memorandum of Understanding signed with Korea’s EcoPro Innovation Co. Ltd, a subsidiary of  the EcoPro Group of Companies, to research, test, and develop lithium clay (M5) at Ioneer’s Rhyolite Ridge site in rural Nevada.  The MOU provides an opportunity for Rhyolite Ridge to accelerate technical activities and the potential commercialisation of the 1MT (million tonnes) lithium  carbonate equivalent (LCE) clay resource within the soon- to-be-permitted Rhyolite Ridge Lithium-Boron Project.  The agreement includes the funding from EcoPro for a commercial lithium hydroxide refining plant once the process is successfully developed.  Bernard Rowe  CEO and Managing Director  Bernard Rowe speaks to media at the Rhyolite Ridge Project site  Drill pad preparation ahead of geotechnical drilling  Annual Report 2024  7

 Directors’ Report and Consolidated Financial Statements  51  52  Directors’ Report 09  Auditor’s Independence Declaration 22 Remuneration Report 23  Consolidated statement of profit and 50 loss and other comprehensive income  Consolidated statement of financial position  Consolidated statement of changes in equity  Consolidated statement of cash flows 53  Notes to and forming part of the 54 financial statements  Directors’ Declaration Independent Auditor’s Report  84  85  Contents  8  ioneer

Annual Report 2024

Directors' Report

The directors of Ioneer Ltd present their report, together with the consolidated financial statements of ioneer Ltd ('Ioneer' or the 'Company') and its controlled entities (collectively the Group) for the financial year ended 30 June 2024 and the Auditor's report thereon.

Operating and financial review

The loss for the Group after providing for income tax amounted to $7,825,000 (30 June 2023: $6,391,000).

The operating and financial review forms part of the Directors' Report and has been prepared in accordance with section 299A of the Corporations Act 2001 (Cth). The information provided aims to assist users to better understand the operations and financial position of the Group. To assist users, financial information included in this review contains non-IFRS financial information.

The principal activity of the Group continues to be the development of the Rhyolite Ridge Lithium-Boron Project (Project) in Nevada, United States of America.

Summary of Performance and Financial Position

Year ended 30 June	Unit	2024	2023	Change
Mineral Resource:				
Measured	mt	75	44	31
Indicated	mt	183	250	(67)
Inferred	mt	93	66	27
Total Mineral Resource[1]	**mt**	**351**	**360**	**(9)**
Operating cash flows	$'000	(7,198)	(8,069)	871
Investing cash flows	$'000	(35,383)	(32,472)	(2,911)
Financing cash flows	$'000	25,486	(225)	25,711
Total change in cash used in the financial year	**$'000**	**(17,095)**	**(40,766)**	**23,671**
Net cash	$'000	35,715	52,709	(16,994)
Capitalised exploration	$'000	35,398	33,579	1,605
Net assets	$'000	218,221	197,399	20,508
Net loss after tax	**$'000**	**(7,825)**	**(6,391)**	**(958)**

1. For further detail on Mineral Resources and Ore Reserves, refer to the Other Information section set out on page 91.

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 Directors’ Report  continued  FY2024  Highlights  Significant progress in permitting, environmental, Mineral Resources, growth opportunities and corporate funding.  Sets a clear path forward to construction and brings us one step closer to making Rhyolite Ridge a reality. Rhyolite Ridge will be a significant, reliable and sustainable source of critical minerals for the United States  Measured Resource increased by  71%  To 75Mt lithium carbonate  ioneer  10

Annual Report 2024



Permitting

- Project continues to advance through the NEPA permitting process with no major issues or delays.
- Key permitting milestone achieved by issuance of BLM of the draft EIS in April 2024.
- 45-day public comment period on draft EIS concluded June 2024.

Environmental

- Endangered Species Act Section 7 Consultation began with the submittal and approval of the ERTI Buckwheat Protection Plan.
- Ioneer collected 3,600 Tiehm's buckwheat seeds from our conservation center, in addition to 8,000 seeds at site.

Resource Update

- Successfully completed 53 drill holes outside of the then Mineral Resource.
- Increased the overall Measured Resource by 71% (75Mt) compared to 2023 (44Mt).

Engineering

- Continues to be on target to be construction ready at Final Investment Decision.

Growth

- Binding R&D MOU signed with EcoPro Innovation Co. Ltd, to research, test, and develop lithium clay (M5) at Rhyolite Ridge.

Project Funding

- US$25 million Placement completed to move project through the Record of Decision and support the Final Investment Decision.

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 Directors’ Report  continued  Business Strategy  Our Purpose  we exist to enable a sustainable world for all.  Our Mission  responsibly and profitably provide the materials necessary for realising a sustainable planet  Our Vision  we see a world in which our global population, our environment and all future generations are thriving.  Our Values  we are imaginative, caring, committed and responsible.  Ioneer’s business strategy is focused on developing the 100%-owned Rhyolite Ridge Lithium-Boron Project in Nevada, USA. We believe in an electrified future and the strategic imperative for the USA to develop a domestic battery materials supply chain. We actively promote the development of this battery materials supply chain and look to be a thought leader in this space.  ioneer  12

 Annual Report 2024  13

 Directors’ Report  continued  Opportunities  The focus of the Company is developing Rhyolite Ridge. After successfully delivering this Project, Ioneer will pursue other growth initiatives from its existing portfolio (the current estimated resource is open to the north, south and east and does not include the north basin tenements) as well as new opportunities where they are value accretive and where balance sheet capacity exists to support future development.  Material business risks  The following material business risks have been identified as key issues that have the potential to impact the Company’s performance:  Health, safety and environmental risks are of critical importance in ensuring we safely and responsibly build and operate a sustainable business.  Global economic conditions – Economic conditions, both domestic and global, may affect the performance of the Company and the Project. Adverse changes in macroeconomic conditions, including global and country-specific growth rates, the cost and availability of credit, the rate of inflation, interest rates, exchange rates, government policy and regulations, general  consumption and consumer spending, input costs, employment rates and industrial disruptions, among others, are variables which while generally outside the control  of the Company and its Directors, may result in material adverse impacts on the Company’s businesses and its operational and financial performance.  Execution of the Project – As the Company progresses the development of its Rhyolite Ridge Project, there are risks and uncertainties involved which could result in the Company not delivering on its anticipated timing for future milestones, including those for permitting, taking a Final Investment Decision and for construction. Upon construction commencing, the Company and the Project will be subject  to risks associated with construction of Stage 1 of the Project until such time as practical completion of construction is achieved, and first production is achieved.  Funding risk – The Company’s continued ability to operate it and the Project’s business and effectively implement its business plan over time will depend in part on its ability to raise funds for operations and growth activities. There can be no guarantee that the Company will be able to raise sufficient funding on acceptable terms, or at all, to fund the Rhyolite Ridge Project. An inability to obtain finance on acceptable terms, or at all, may cause, among other things, substantial delays in,  or prevent, the funding of the Rhyolite Ridge Project to Final Investment Decision, and in turn the development or operation of the Rhyolite Ridge Project.  Partner risk – The availability of funding under the conditional agreement with Sibanye-Stillwater is subject to conditions precedent being met and Sibanye-Stillwater approving a Final Investment Decision.  If any of these conditions precedent are not satisfied within specified periods Sibanye Stillwater can terminate its participation  in the Project. In addition, if closing occurs under the Sibanye-Stillwater equity commitment, Sibanye-Stillwater must fund its equity commitment to the Project. The Project will be exposed to the then ability of Sibanye-Stillwater to meet those payment commitments.  Offtake risk, including volume and price risks associated with the sale of technical grade lithium carbonate and boric acid, counterparty risk and contract terms. Pricing of lithium is likely to be largely subject to the rate  ioneer  14 of uptake in electric vehicles. The Company has entered into binding offtake agreements and distribution and sales agreements for the supply of boric acid from the Project. There is a risk that the parties to the agreements may not perform their respective obligations or may breach the agreements. The offtake agreements include conditions precedent that include the timing of the Final Investment Decision and first production. There can be no guarantee that the Company will be able to renegotiate these conditions precedent on acceptable terms should there be delays in  the Project.  Litigation risk – The Company and the Project may be involved in litigation and disputes from time to time with its contractors, sub-contractors, contractual counterparties and other parties. Litigation and disputes can be costly, including amounts payable  in respect of judgments and settlements made against, or agreed to by, the Company or Project entities. They can also take up significant time and attention from management and the Board and have an impact on the Company’s activities. Accordingly, the Company’s involvement in litigation and disputes could have an adverse impact on its financial position and performance.  Sovereign risk relating to the fiscal, tax and regulatory environment in jurisdictions that Ioneer does business. The Company’s and the  Project’s operations could be adversely affected by government actions in the U.S. or other countries or jurisdictions in which it has operational exposures or investment or exploration interests. This includes increasing regulations and costs associated  with climate change and management of carbon emissions, and potential delays as a result of any change in federal administration in the coming U.S. federal elections.  Social licence to operate – Maintaining the Company’s social licence to operate by proactively engaging with communities, regulators and other key stakeholders.  Cyber security – Ensuring our cyber security through the integrity, availability and confidentiality of data within our information and technology systems  from either intentional or unintentional disruption (‘cyber attack’).  Climate change – Managing exposures of physical climate change such as increased frequency of extreme weather events including severe weather storms, floods, drought and wildfires which could damage Ioneer’s future production infrastructure and operations.  Annual Report 2024  15

 Directors’ Report  continued  James D  Calaway  Executive Chair  BA (Econ), MA (PP&E)  James has considerable experience and success in building young companies into successful commercial enterprises. He was the non-executive chairman Orocobre Ltd for 8 years until his retirement in July 2016, helping lead the company from its earliest development to becoming a significant producer of lithium carbonate and a member of the ASX 300.  James was appointed a director in April 2017 and has served as Chair since 2017. He was appointed executive chair in July 2020.  James is currently chairman of Distributed Power Partners (appointed 2014), a US international distributed power development company which is a leader of clustered distributed solar power development. He has also been a chair of several other U.S. corporate  boards including the Centre for Houston’s Future, and the Houston Independent School District Foundation.  Special responsibilities: Member of the EHSS Committee.  Other listed directorships: N/A  Bernard  Rowe  Managing Director & CEO  BAppSc (Geology) (Hons)  Bernard is a geologist, manager and company director with more than 30 years’ international experience in mineral exploration and mine development. His diverse industry  experience includes gold, copper, zinc, diamond, lithium and boron exploration in Australia, Europe, Africa, North America and South America.  Bernard was appointed managing director in August 2007. He led the Company’s listing on the ASX in 2007 with a focus on gold and copper exploration in Nevada and Peru.  In early 2016, Bernard visited a little- known lithium-boron deposit in southern Nevada - later to be renamed Rhyolite Ridge. He realised the potential opportunity and quickly secured the Project.  Bernard is a member of the Australian Institute of Geoscientists, the Society of Economic Geologist and the Geological Society of Nevada.  Special responsibilities: Member of the Project Execution Committee.  Other listed directorships: G50 Corporation (ASX:G50) (2021–current)  Alan Davies  Independent  Non-executive Director  B.Bus (Accounting), LLB, LLM  Alan has 20 years of experience in running and leading mining businesses, most recently as chief executive, Energy & Minerals with Rio Tinto. Former roles include chief executive, Diamonds & Minerals and chief financial officer of Rio Tinto Iron Ore. Alan has held management positions in Australia, London and the US, and has run and managed operations in Africa, Asia, Australia, Europe and North and South America. He is also a former director of Rolls Royce Holdings plc. This experience includes industrial minerals and more specifically borates, where he led the Rio Tinto Borax business and the Jadar lithium-boron deposit in Serbia.  Alan joined the board as a non-executive director in May 2017.  He is currently the chief executive officer of Moxico Resources plc, a Zambian copper and zinc explorer and developer (appointed March 2017), and Chairman of Trigem DMCC, a vertically integrated diamond and colour stone service provider (appointed March 2018).  Special responsibilities: Chair of the Nomination and Remuneration  Committee, Member of the Audit & Risk Committee, Member of the Project Execution Committee.  Other listed directorships: N/A  Company Secretary  Ian Bucknell  Company secretary  B.Bus (Accounting), FCPA, GAICD  Ian joined Ioneer in November 2018 as Chief Financial Officer and became Company Secretary in April 2019.  Ian is responsible for the finance, investor relations, IT and company secretarial functions of the Company. He has more than 25 years of international resource sector experience, most recently as Chief Financial Officer and Company Secretary of AWE Limited and prior to that held the position as Chief Financial Officer and at times Company Secretary of Drillsearch Energy Limited.  16  Directors’ qualifications and experience  The following persons were directors of Ioneer Ltd during the whole of the financial year and up to the date of this report. Their qualifications and experience are:  ioneer

 Stephen  Gardiner  Independent  Non-executive Director  BEc (Hons), FCPA  Stephen has over 40 years of corporate finance experience at major international companies listed on the ASX, culminating in 17 years at Oil Search Limited. He has significant expertise in corporate finance and control, treasury, tax, audit and assurance, risk management, investor relations and communications, ICT and sustainability. He also served as Group Secretary for 10 years while performing his finance roles. Prior to Oil Search, he held senior corporate finance roles at major multinational companies including CSR Limited and Pioneer International Limited, including being based in the US for a period.  Stephen joined the board as a non- executive director in August 2022.  Stephen holds a Bachelor of Economics from Sydney University and is a Fellow of CPA Australia.  Special responsibilities: Chair of the Audit & Risk Committee, Member of the Nomination and Remuneration Committee.  Other listed directorships: Central Petroleum Limited  (ASX: CTP) (2021–Present)  Rose  McKinney-  James  Independent Non-executive Director  Juris Doctorate law, BA Liberal Arts, NACD Fellow, NACD Director 100  Rose is an experienced public company director, clean energy advocate, and small business leader with a broad history in public service, private sector corporate sustainability, social impact, and non- profit volunteerism. She also served as Nevada’s first Director of the Department of Business and Industry.  Rose joined the board as a non-executive director in February 2021.  Rose is a Nevada-based expert in environmental business and technology policy, renewable and clean energy advocacy, and sustainable development. She directed the Department of Business and Industry, Nevada’s largest state agency and was recognised for services to the Nevada business community.  As the former CEO of CSTRR, solar and renewable energy company, she is  credited with authoring the strategy to fast track the integration of renewable resource into utility energy portfolios. Rose is also the former Commissioner, Nevada Public Service Commission.  Rose currently serves as a non-executive director of MGM Resorts International (appointed 2005), Toyota Financial Savings Bank (appointed 2006), Pacific Premier Bancorp Inc (appointed March 2022), Clean Energy for America (appointed 2021), and the Las Vegas Stadium Authority (appointed 2024).  Special responsibilities: Chair of the EHSS Committee, Member of the Nomination and Remuneration Committee.  Other listed directorships:  MGM Resorts International (NYSE: MGM) (2005–Present), Pacific Premier Bancorp Inc (NASDAQ: PPBI) (2022–present)  Margaret  Walker  Independent  Non-executive Director  BS Chem Engineering, NACD Certified Director/Fellow  Margaret is a chemical engineer with significant experience working  across the chemical, engineering and construction sectors. She brings over 40 years’ experience and leadership in large-scale chemical engineering,  project management and organisational development gained through a career as a chemical engineer with The  Dow Chemical Company. She has deep experience in constructing and successfully bringing into production complex projects.  Margaret joined the board as a non- executive director in February 2021.  Margaret currently serves as a non- executive director of Methanex Corporation, and the board of Independent Project Analysis Inc., a privately held firm that drives  improvement in capital performance (appointed January 2011).  Margaret holds a Bachelor of Science in Chemical Engineering from Texas Tech University, and in 2018 became a National Association of Corporate Directors Board Leadership Fellow.  Special responsibilities: Chair of the Project Execution Committee, Member of the Audit & Risk Committee, Member of the EHSS Committee.  Other listed directorships: Methanex (TSX: MX, NASDAQ: MEOH) (2015–  Present)  Annual Report 2024  17

ioneer

Directors' Report
continued

Directors' interests in shares, options and performance rights

Director	Shares held at 30 June 2024	Options held at 30 June 2024	PRs held at 30 June 2024	Shares held at report date	Options held at report date	PRs held at report date
James D Calaway	56,790,814	653,120	4,290,111	58,642,011	653,120	1,870,681
Bernard Rowe	67,112,580	–	6,486,978	69,609,147	–	3,382,663
Alan Davies	4,774,045	653,120	252,214	4,774,045	653,120	252,214
Stephen Gardiner	71,449	–	452,214	71,449	–	452,214
Rose McKinney-James	417,856	–	252,214	417,856	–	252,214
Margaret R Walker	497,856	–	252,214	497,856	–	252,214
	129,664,600	1,306,240	11,985,945	134,012,364	1,306,240	6,462,200

Directors' meetings

Directors' attendance at Directors' meetings are shown in the following table:

	Board		Audit & Risk		Remuneration		Project Execution		EHSS	
	Held[1]	Attended[2]	Held[1]	Attended[2]	Held[1]	Attended[2]	Held[1]	Attended[2]	Held[1]	Attended[2]
James D Calaway	6	6	–	–	–	–	–	–	4	4
Bernard Rowe	6	6	–	–	–	–	3	3	–	–
Alan Davies	6	4	6	6	4	4	3	3	–	–
Stephen Gardiner	6	6	6	6	4	4	–	–	–	–
Rose McKinney-James	6	5	–	–	4	4	–	–	4	4
Margaret R Walker	6	6	6	6	–	–	3	3	–	–

1. Held: Number of meetings held during the time the Director was a member of the Board or Board Committee.
2. Attended: Number of Board or Committee meetings that the Director attended as a member (unless otherwise stated).

18

Annual Report 2024

Committee membership

As at the date of this report, the Company had an audit and risk committee, a remuneration committee, a project execution committee, and an environmental, health, safety and sustainability (EHSS) committee.

Members on the committees of the board at the end of the financial year are:

	Audit and Risk	Nomination and Remuneration	Project Execution	EHSS
James D Calaway				1
Bernard Rowe			1	
Alan Davies	1	1[1]	1	
Stephen Gardiner	1[1]	1		
Rose McKinney-James		1		1[1]
Margaret R Walker[2]	1		1[1]	1

1. The chair of each committee is denoted by an asterisk. They are all independent non-executive directors.
2. Margaret Walker was appointed to the EHSS Committee at the last Board meeting of the financial year.

Indemnification and insurance

Indemnification of directors and officers

The Company has not, during or since the end of the financial period, in respect of any person who is or has been an officer of the Company or a related body corporate, indemnified or made any relevant agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings.

Insurance premiums for directors and officers

During the financial period the Company has paid premiums to insure each of the directors and officers against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting in the capacity of director or officer of the Company, other than conduct involving a wilful breach of duty in relation to the Company. The premiums paid are not disclosed as such disclosure is prohibited under the terms of the contract.

Indemnification and insurance of auditors

The company has not, during or since the end of the financial year, indemnified or agreed to indemnify the auditor of the company or any related entity against a liability incurred by the auditor.

During the financial year, the company has not paid a premium in respect of a contract to insure the auditor of the company or any related entity.

Remuneration report

The remuneration report set out on pages 23 to 49 forms part of the Directors' Report for the year ended 30 June 2024.

Corporate governance statement

Details of the Company's corporate governance practices are included in the Corporate Governance Statement set out on the Company's website.

19

Ioneer

Directors' Report
continued

Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Shares – issued and unissued

	30 June 2024 Number	30 June 2023 Number
Issued shares	2,325,614,708	2,098,818,267
Unissued shares:		
Options	2,938,803	4,369,643
Performance Rights	33,882,163	31,470,849

Since the end of the financial year, the following additional shares, options or performance rights have been granted or lapsed:

- 11,811,594 Performance rights have vested, and new shares issued.
- 2,703,000 Performance rights have lapsed.

Environmental performance

The Group holds exploration licences issued by the relevant government authorities which specify guidelines for environmental impacts in relation to exploration activities. The licence conditions provide for the full rehabilitation of the areas of exploration in accordance with regulatory guidelines and standards. There have been no known breaches of the licence conditions.

Ioneer is seeking approval from the federal government to begin construction at Rhyolite Ridge under the rules of the National Environmental Policy Act, commonly known as the NEPA process. In preparation for the NEPA process, Ioneer has completed baseline studies and associated field work for 14 different resource areas of the Rhyolite Ridge Project (e.g., air quality, biology, cultural resources, groundwater, recreation, socioeconomics, soils, and rangeland) and submitted a Plan of Operations (Plan), which includes measures to be implemented to prevent unnecessary or undue degradation of public lands by operations authorized under the Mining Act (1872). It describes all aspects of the Project including construction, operations, reclamation, and environmental protection measures.

In late December 2022, the Rhyolite Ridge Project advanced into the final stage of federal permitting with the decision by the U.S. Bureau of Land Management (BLM) to publish a Notice of Intent in the Federal Register. This marked a major milestone toward the completion of the National Environmental Policy Act (NEPA) process and approval of the Project's Plan of Operations.

During this past financial year, the draft Environmental Impact Statement (EIS) for the Project was made public by the BLM and was published in the Federal Register on 19 April 2024. A 45-calendar day public comment period commenced on that date and concluded on 5 June 2024. After comments on the draft EIS have been collected and reviewed, the BLM will publish a Final EIS (expected in September 2024) which is intended to lead to a Record of Decision (expected in October 2024).

The Record of Decision is the culmination of the NEPA process, representing the Department of Interior's final decision of Ioneer's application for an approved Plan of Operations. An approved Plan will allow the Company to commence construction of the Rhyolite Ridge Project.

20

 Audit and non-audit services  The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.  Auditor’s independence declaration  A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report.  Matters subsequent to the end of the financial year  No matter or circumstance has arisen since 30 June 2024 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.  In the period since 30 June 2024 and up to the date of this report, there has not been any other item, transaction or event of a material and unusual nature likely in the opinion of directors, to substantially affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.  Rounding  The amounts contained in the Directors’ Report have been rounded to the nearest $1,000 (where rounding is applicable) where noted ($’000) under the option available to the Company as provided in ASIC Corporations (Rounding in Financial/ Directors’ Report) Instrument 2016/191. The Company is an entity to which this legislative instrument applies.  This report is made in accordance with a resolution of directors, pursuant to section 298(2)(a) of the Corporations Act 2001. On behalf of the directors  James D. Calaway Executive Chairman  18 September 2024  Annual Report 2024  21

 Auditor’s Independence Declaration  A member firm of Ernst & Young Global Limited  Liability limited by a scheme approved under Professional Standards Legislation  Ernst & Young 200 George Street  Sydney NSW 2000 Australia  GPO Box 2646 Sydney NSW 2001  Tel: +61 2 9248 5555  Fax: +61 2 9248 5959  ey.com/au  Auditor’s independence declaration to the directors of Ioneer Ltd  As lead auditor for the audit of the financial report of Ioneer Ltd for the financial year ended 30 June 2024, I declare to the best of my knowledge and belief, there have been:  No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit;  No contraventions of any applicable code of professional conduct in relation to the audit; and  No non-audit services provided that contravene any applicable code of professional conduct in relation to the audit.  This declaration is in respect of Ioneer Ltd and the entities it controlled during the financial year.  Ernst & Young  Scott Nichols Partner Sydney  18 September 2024  ioneer  22

 Letter from Committee Chair  Dear fellow shareholders,  On behalf of the Board, I am pleased to present the FY2024 audited remuneration report for Ioneer Ltd (“Ioneer” or the “Company”).  Changes to the Board and KMP executives  There were no changes made to the Board or KMP over the 2024 financial year (FY2024).  FY2024 STI Performance  In FY2024 the executive KMP STI scorecard elements that met or exceeded the Board’s expectations included:   Significantly advancing federal permitting with two key milestones achieved: the issuance of the Draft Environmental Impact Study (DEIS) and the subsequent closing of the DEIS comment period. Permitting is now in the Final EIS stage, with a clear path toward a Record of Decision.   Obtaining approvals for construction water rights.   Delivering a drilling program, that resulted in a Resource update that defined a high-grade, shallow shelf zone, outside of critical habitat with a 71% increase in overall Measured Resource (75Mt) compared to 2023 (44Mt). The enhanced geological understanding allowed the Company to subdivide the deposit into three separate streams.  Stream 1 – high-boron lithium mineralisation (low clay content).  Stream 2 – low-boron lithium mineralisation (low clay content).  Stream 3 – low-boron lithium mineralisation (high clay content).   Near finalisation of a AACE Class 2 Capital estimate for stage 1 of the Rhyolite Ridge Project and preparation of an Approved Feasibility Study (AFS), a significant undertaking that included: progressing engineering design generally above 70% complete, updating the Resource and Reserve estimates, optimising the mine plan of operation and construction execution plan, and updating Project economics.   Entering a Research and Development MOU with EcoPro Innovation (EcoPro) to research, test, and develop  Stream 3, low-boron high lithium mineralisation (M5) at Ioneer’s Rhyolite Ridge. The goal is to develop a process to commercialise Rhyolite Ridge lithium clay to produce refined lithium materials for the U.S. EV battery supply chain. Under the agreement, EcoPro will fund and build a commercial-scale refining plant to develop lithium clay supplied from Rhyolite Ridge. Initial phases of the research have shown positive results.   Completing an initial Sustainability Strategy and achieving more than 30 related activities, including a refined Water Stewardship Plan.   Executing a capital raise of US$25 million equal to the closing price of A$0.18 on 26 April 2024, to further advance engineering toward construction, fund remaining environmental permitting expenses and aimed at providing funding to Final Investment Decision.  While most objectives were met or exceeded, federal permitting has required additional time.  Overall, the Board assessed the performance of the Ioneer team as generally having met expectations. The Board remains impressed with the resilience and creativity of the team to find balanced solutions to the challenges it encounters.  The scorecard component makes up 75% of the STI. Following a detailed assessment, the Board determined to award an STI of 100% of target opportunity (50% of maximum) for this component – refer to section 4.4.2 for further details.  Individual performance, based on contributing to organisational objectives and performance in role makes up 25% of the incentive. Outcomes from this component ranged from 28%-124% of target (14%-62% of maximum).  Total Individual KMP rewards ranged from 82% to 106% of target STI (41%-53% of maximum) based upon the company scorecard, individual performance and contribution to Company objectives. The Board did not exercise discretion in respect to these STI outcomes.  LTI Performance  In addition to a share price performance hurdle tied to a comparator group of companies, LTI performance targets set in 2021 focused on incentivising the team to gain environmental permits, to make a Final Investment Decision (FID),  Remuneration Report  Annual Report 2024  23

 Remuneration Report  continued  and to commence construction. Over the three-year performance period, the Project has faced various challenges that resulted in federal permitting delays, and consequently delays to FID and the Project moving into construction. This means multiple aspects of the 2021 LTI scorecard did not achieve threshold performance requirements, including: Health, Safety, Environment and Community performance (whilst in construction), Project construction expenditures, management of the construction schedule, and operations readiness – in total these comprised 75% of the performance-based LTI value.  The relative share price performance target compared Ioneer to 13 other companies engaged in lithium development. The Ioneer share price over the 3-year performance period sat above the median of the comparator group and the Board approved a 100% of target (50% of maximum) pay-out for this portion of the performance-based LTI Program. This competitive measure constitutes 25% of performance-based LTI. Overall, 12.5% of the maximum performance- based LTI grant vested.  The Board did not exercise discretion in respect of these performance-based LTI outcomes as it was believed the outcomes appropriately balance employee rewards with shareholder experience.  Executive KMP incentive outcomes  A detailed review of FY2024 STI goals and performance outcomes was undertaken by the Board (see section 4.4.2). On an overall basis the executive KMP FY2024 STI scorecard award (company performance) was 50% of maximum, with individual reward outcomes ranging from 41% to 53% of maximum. This outcome was primarily based on progressing the Project to near finalization of the AACE Class 2 Capex estimate and AFS, updating the SK1300 and optimization of the mine plan of operation. Above target and maximum performance were achieved for growth opportunities and sustainability and water stewardship measures. As was the case for FY2023, STI bonuses were awarded in the form of one-year time-based performance rights to conserve cash.  LTI performance rights (PRs) granted in 2021 and vesting 1 July 2024, were comprised of 60% performance-based PRs and 40% time-based PRs. Time-based PRs are normal practice in the U.S. where most of our staff are based.  2021 performance-based LTI PRs  The 2021 performance-based LTI PRs vested at 12.5% of maximum performance-based LTI opportunity based on relative share price performance and LTI scorecard performance. As noted above, components of the LTI scorecard critical to value were not met due to continued headwinds resulting in Project delays. Consequently, 87.5% of the performance-based LTI opportunity, that was granted at target, did not vest.  The Nomination and Remuneration Committee and the Board considered the percentage of PRs approved for vesting appropriately aligned with shareholder outcomes over the period. Hence, no discretion to override vesting outcomes was judged necessary.  2021 time-based LTI PRs  The 2021 time-based PRs are aligned with shareholder interests, assist in retaining key people and at grant comprised around 25% of maximum LTI remuneration opportunity. The 2021 time-based PRs fully vested 1 July 2024.  Overall, the Board determined that FY2024 rewards were appropriate given the progress of the Project and that long- term rewards are aligned with shareholder experience and consistent with performance.  Incentive framework changes  Base salaries increased by 4% for FY2024 for all executive KMP.  Incentive framework changes  During the FY2024 performance period, an executive incentive claw-back policy was adopted that enables the Company to recover paid STI and vested LTI incentive awards for circumstances of material restatements associated with incentive compensation targets, restatements of financial reporting and serious individual misconduct. This policy was adopted to meet shareholder expectations and market exchange requirements in the U.S.  There were no other changes to the annual STI or LTI incentive framework for FY2024. The majority of the executive KMP remuneration framework is contingent on performance.  ioneer  24

 Board fees  No changes were made to board fees. Board fees remain unchanged since 2020.  I trust that you find the remuneration report is informative and that it addresses any queries you have. Any further questions are welcomed and will be encouraged at the upcoming Annual General Meeting.  Alan Davies  Chair, Nomination & Remuneration Committee  Key terms used in this report  Act  Corporations Act 2001 (Cth)  LTI  Long-term incentive  AGM  Annual General Meeting  MD  Managing director  ASX  Australian Securities Exchange  NED  Non-executive director  FID  Final Investment Decision  PRs  Performance Rights  FY  Financial Year  SRs  Share Rights  INR  Ioneer  Equity Plan  Equity Incentive Plan  KMP  Key management personnel  STI  Short-term incentive  Annual Report 2024  25 ioneer

Remuneration Report
continued

2. Introduction

The directors of ioneer Ltd present the Audited Remuneration Report (the Report) for the Company for the year ended 30 June 2024. The Report forms part of the Directors' Report and has been prepared and audited in accordance with Section 300A of the Australian *Corporations Act 2001* (the Act).

This Remuneration Report outlines the remuneration strategy, framework and practices adopted by the consolidated entity in accordance with the requirements of the Act and its regulations. This information has been audited as required by section 308 (3C) of the Act.

2.1. Key Management Personnel

Key management personnel (KMP) covered in this report are detailed below (See pages 16 to 17 for details of each director):

Table 1: Key Management Personnel

Name	Position Held	Tenure
Executive Directors		
James D Calaway [(1)]	Executive chair	Appointed 5 April 2017
Bernard Rowe	Managing director	Appointed 23 August 2007
Non-Executive Directors		
Alan Davies	Non-executive director	Appointed 23 May 2017
Stephen Gardiner	Non-executive director	Appointed 25 August 2022
Rose McKinney-James	Non-executive director	Appointed 1 February 2021
Margaret R Walker	Non-executive director	Appointed 1 February 2021
Executives		
Ian Bucknell	Chief financial officer & company secretary	Appointed 14 November 2018
Ken Coon	Vice president human resources	Appointed 1 July 2019
Yoshio Nagai	Vice president commercial sales & marketing	Appointed 1 August 2019
Matt Weaver	Senior vice president engineering & operations	Appointed 28 November 2017
Chad Yeftich	Vice president corp. development & external affairs	Appointed 1 September 2022

(1) Mr Calaway assumed an executive role on 1 July 2020.

3. Remuneration governance

3.1 Nomination & Remuneration Committee

Remuneration governance is overseen by the Nomination & Remuneration Committee. The Committee is a committee of the Board established in accordance with the Company's constitution and authorised by the Board to assist it in fulfilling its statutory, fiduciary, and regulatory responsibilities.

The ASX Corporate Governance Council's "Corporate Governance Principles and Recommendations" (ASX Recommendations) recommend that the Company has formal and rigorous processes for the appointment and reappointment of directors to the Board. The Committee was established to assist the Board by undertaking the roles and exercising the responsibilities set out in the Nomination & Remuneration Committee Charter. A copy of this Charter is available on the Company's website.

The Committee aims to bring transparency, focus and independent judgment to these roles. The Committee will review and make recommendations to the Board on matters relevant to these roles and responsibilities, and as required to satisfy the Corporations Act, ASX Recommendations and ASX Listing Rule requirements relevant to these roles and responsibilities. The Committee currently comprises the following independent non-executive directors:

- Alan Davies (chair);
- Stephen Gardiner; and
- Rose McKinney-James.

26

 Remuneration advisors  The Nomination and Remuneration Committee engages external advisors as required. External advisors provide advice on market remuneration levels and mix, market trends, incentives and performance measurement, governance, taxation and legal compliance.  None of the Committee’s engagements with remuneration advisors were for work that constituted a remuneration recommendation for the purposes of the Australian Corporations Act 2001.  Share trading policy  The Ioneer Securities Trading Policy applies to all NEDs, executives and employees. The policy prohibits employees from dealing in Ioneer securities while in possession of material non-public information relevant to the Company.  Executives must not enter into any hedging arrangements over unvested equity under the Company’s equity plan. The Company would consider a breach of this policy as gross misconduct, which may lead to disciplinary action and potentially dismissal.  Executive Remuneration  Remuneration strategy  The principles of the Ioneer remuneration policy are to:  attract, retain and motivate directors, executives and employees who will create value for shareholders by providing remuneration packages that are aligned with shareholder interests, are equitable and externally competitive;  provide a remuneration balance weighted toward risk and return to align with shareholders;  clearly align short and long-term company objectives to financial awards;  be fair and appropriate having regard to the performance of the Company and the relevant director, executive or employee and the interests of shareholders;  conserve cash in the development phase of the business by granting equity in lieu of cash where appropriate; and  comply with relevant legal requirements.  Relationship with company performance  The Ioneer executive compensation framework provides for fair, competitive remuneration that aligns potential rewards with the Company’s objectives while being transparent to shareholders. We are a Company with a single, pre-development project, with most of our people in the U.S. The framework is aligned with U.S. standards. Typically, this means proportionately less cash and higher equity than the Australian market standard, with some of the equity contingent on service to make up for the relatively low cash proportion. Performance objectives for STI and equity vesting are set such that achievement would accelerate development during our current pre-production phase for higher shareholder value. This means that the value of remuneration realised at vesting is highly aligned with the value realised by investors.  Key remuneration elements are reviewed annually to determine appropriate awards based upon factors such as individual performance, Company results and competitive benchmark survey data. The following is a brief description of the approach for each element:  Base salary is reviewed annually and adjusted for individual performance and benchmarks that may be reviewed from time to time to ensure competitiveness.  Short term incentives are reviewed annually with awards granted based upon individual performance and Company results. STI targets are benchmarked from time to time to ensure competitiveness. STIs may range from 0 to 200% of target. The Board reserves the right to grant STI outcomes greater than 200% of  target for exceptional contributions to Company objectives, as well as exercise negative discretion when formulaic outcomes do not align with the shareholder experience. As part of a program that covers all  employees, executives are encouraged to receive the STI in PRs as by opting to do so, they will receive an additional 20% in STI value. The PRs are deferred for a year to encourage retention, conserve cash, and enhance alignment with shareholders.  Annual Report 2024  27

 Remuneration Report  continued  Equity grants are reviewed annually. The Board has a current practice of granting a target grant ratio with a ratio of 60% performance-based PRs and 40% time-based PRs. A key risk for Ioneer is not being able to attract and retain qualified and experienced U.S. executives. The remuneration framework needs to have full regard for U.S. market standards, optimal shareholder alignment and cash conservation.  Performance-based PRs make up 60% of the annual target grant value. The final vesting may range between 0% to 200% of grant based on achievement of a scorecard of business objectives suited to the Company’s current pre-production phase, such that if all were achieved, they would add substantially to market value.  Time-based PRs make up 40% of the annual target grant value, equivalent to 25% of maximum potential grant value. Vesting is based on the executive remaining employed to the vesting date. The grant aligns employees with shareholders, conserves cash that would otherwise have to be used for higher salaries and meets U.S. market standards.  Remuneration framework  Remuneration information is derived from relevant remuneration surveys conducted by independent third parties. Remuneration is benchmarked against a peer group of direct competitors and a sector peer group.  Ioneer’s remuneration framework and executive reward strategy provides a mix of fixed and variable remuneration with a blend of short-term incentives and long-term equity grants. The key elements of the remuneration packages are as follows:  Annual base salary: reviewed annually and adjusted based upon individual performance and competitive benchmarks that may be reviewed from time to time to ensure competitiveness.  Post-employment benefits: superannuation contributions for Australian based executives and similar retirement benefits savings for non-Australia based executives.  Fixed (TFR): Annual base salary plus superannuation for Australia based executives and annual base salary for non-Australia based executives.  Short-term incentive (STI): Remuneration for performance measured over one year or less, including any  deferred amounts.  Equity incentive grants: Equity granted under shareholder approved equity plans.  At maximum, the remuneration mix is as follows:  Figure 1: Executive KMP remuneration mix at maximum  4.3.1 Base Salary  Base salary is reviewed annually and adjusted based upon individual performance and competitive benchmarks that may be reviewed from time to time to ensure competitiveness.  Adjustments to base salary were agreed for all executive KMP to standardise their base salaries to benchmarked comparatives. The base salaries for FY2024 were approved by the Board on the recommendation of the Nomination and Remuneration Committee and are as follows:  28  32%  23%  30%  41%  41%  30%  38%  38%  34%  30%  33%  33%  30%  31%  8%  11%  10%  7%  7%  10%  8%  23%  33%  30%  20%  20%  30%  23%  0%  20%  40%  60%  80%  100%  Executive Chairman  Managing Director  Chief Financial Officer & Company Secretary  Vice President Human Resources  Vice President Commercial Sales & Marketing  Senior Vice President Engineering & Operations  Vice President Corp. Development & External Affairs  TFR STI {Cash} LTI {Time based} LTI {Performance based}  ioneer

Annual Report 2024

Table 3: Executive KMP Base Salary

Base salary (1)	% Increase	30-Jun-24		30-Jun-23	
		A$	US$	A$	US$
James D Calaway	4%		312,000	-	300,000
Bernard Rowe	4%	557,400	-	536,000	-
Ian Bucknell	4%	416,000	-	400,000	-
Ken Coon	4%	-	260,000	-	250,000
Yoshio Nagai	4%	-	275,600	-	265,000
Chad Yeftich (2)	4%	-	280,800	-	270,000
Matt Weaver	4%	-	317,200	-	305,000

(1) Base salaries are shown in the above table at contract amounts, where KMP have not worked a full year or superannuation caps have been met and excess amounts taken as salary, it will not agree to Table 16: Statutory Remuneration.

4.3.2 Short-Term Incentive (STI)

Executive KMP can earn an annual STI based on a percentage of their base salary. The STI percentage increases with seniority to ensure a higher proportion of remuneration is "at risk" for more materially accountable employees.

The table below presents the features and approach for the Ioneer STI plan.

Table 4: FY2024 Ioneer STI plan

Feature	Approach
Purpose	Align team and individual performance and behaviours with annual Group objectives. Provide individuals with a competitive market position for total reward (i.e. variable and fixed pay components).
Eligibility	Those considered for participation in the program must be able to impact the performance of their own work area, their business or function and contribute to the Group's overall performance.
Form of payment	The default payment is cash, however in FY2024 executive KMP did not have the option of being paid in cash but received the STI award as equity (PRs) deferred for 12 months with a 20% uplift. The Executive chair and Managing Director's STI awards issued on the same terms, are subject to shareholder approval at the Annual General Meeting in November. Ordinarily, executive KMP can elect to receive STI awards as cash or equity (PRs) deferred for 12 months, as part of an STI conversion program that covers all employees. If an employee elects to receive all or a part of an STI award in PRs instead of cash, Ioneer will grant an additional 20% in value. This encourages greater alignment with shareholders, increases retention, and conserves cash.
Opportunity	The maximum STI opportunity as a percentage of base salary for the executive KMP are as follows: Executive Chair: 120% Managing Director: 160% Senior Vice President Engineering & Operations: 100% Chief Financial Officer and Company Secretary: 100% Vice President Human Resources: 80% Vice President Commercial Sales & Marketing: 80% Vice President – Corporate Development and External Affairs: 80% Target STI opportunity is half of the maximum STI opportunity.
Performance period	1 year, 1 July to 30 June

29

 Remuneration Report  continued  Feature  Approach  Performance measures  Annual executive KMP performance is set and assessed based upon a set of key Company targets (scorecard) that directly affect shareholder value and are directly linked to the Ioneer Strategic Plan. This scorecard is 75% of the STI.  Each scorecard goal is measured, weighted according to its importance, and assessed quantitatively.  The remaining 25% is the contribution to organisational objectives and performance in role (individual component).  Both the scorecard and individual component can vest up to 200% of target (100% of maximum).  At the start of each year, the Board determines Company hurdles with threshold and maximum performance levels which form the STI goal. Additionally, the MD reviews and approves the goals of each executive KMP, ensuring alignment with Company objectives.  The target levels of performance set by the Board are challenging and are driven by an annual target setting exercise and longer-term strategic objectives. Achievement of target levels of performance delivers the payment of 50% of STI maximum opportunity. Payments from target to maximum opportunity are on a straight-line basis consistent with the level of performance attained.  Board discretion  The Board reserves the right to grant above 200% of target STI for truly exceptional contributions to the business or to exercise negative discretion if the formulaic outcome does not accord with the shareholder experience, behaviours not consistent with the Company’s code of conduct, reputational damage, safety or environmental expectations, or the Board’s overall assessment of performance on a holistic basis.  Clawback  The Board can clawback previous incentive awards that may have been awarded erroneously. The following are examples of such circumstances, including:  A restatement of any financial measure or target that an incentive award was based upon;  A restatement of the Company’s financial statements even though the restatement did not involve a metric that was explicitly part of an incentive award calculation;  The serious or gross misconduct, fraud, bribery, severe reputational damage, and any  other deliberate, reckless, or unlawful conduct that may have a serious adverse impact on Ioneer, its reputation, customers, the environment, or its people which resulted in dismissal, or the Board considers at its discretion would have justified the dismissal. In exceptional cases, Remco may determine that recovery of incentive awards is appropriate though dismissal does not occur.  Treatment on termination  If the executive is deemed a good leaver, STI is rewarded on a pro rata basis for time served. PRs lapse if an employee resigns.  Details of the STI scorecard are disclosed in the table below. The STI scorecard is reflective of Ioneer’s current stage of development in obtaining approval for environmental permits, obtaining the necessary funding and preparing the Company to take a Final Investment Decision and begin construction on the Project.  ioneer  30

Annual Report 2024

Table 5: STI scorecard for FY2024

Measure	Description	Threshold	Maximum	Individual Weighting	Category Weighting
Permitting & Sustainability	NEPA permitting process	Progress to Final EIS	Record of Decision achieved	20%	30%
	Sustainability & Water Stewardship	Develop ESG strategy, endorsed by EHSS Committee. Obtain construction water rights transfer.	Complete 80% of identified ESG initiatives and refine water stewardship plan per TSM.	10%	
Final Investment Decision & Schedule	Progress toward Final Investment Decision	Finalize Class2 project estimate, JORC Resource & Reserve, and optimized Mine Plan	Finalize all activities and materials to enable the INR and SSW Boards to make an FID decision	40%	55%
	Long Lead Items (LLIs)	Achieve LLI funding and at least 20% downpayment on LLIs, while maintaining timing within construction budget	Achieve 15% LLI downpayment and meet BASE goal targets.	10%	
	Spend to budget	+/-5%	N/A	5%	
Expansion	Growth Opportunities	Obtain 3rd party initial funding to progress bench scale process test work for a single expansion, including progressing additional baselines if required	Secure 3rd party funding for a multiphase project through pilot and DFS. Or Progress two expansions reflected in base target	15%	15%

4.3.3 Long-Term Incentive (LTI) Equity Grants

The executive KMP LTI equity grant comes in 2 parts, a performance-based PR grant and a time-based PR grant. The tables below present the features and approaches for both components of the grant.

4.3.3.1 Performance-based LTI PRs

Table 6 presents the terms and conditions of the performance-based PRs for 2024.

Table 6: FY2024 performance-based LTI PRs

Feature	Approach
Purpose	To align executive accountability and remuneration with the long-term interests of shareholders by rewarding for the delivery of sustained performance.
Participants	All executive KMP and senior management members. The Board may at its discretion make invitations to or grant awards to eligible persons. Eligible persons include executive directors or executive officers of the Group, employees, contractors or consultants of the group or any other person.
Instruments issued	Performance rights (PRs) to acquire ordinary shares in the Company for nil consideration. Within 30 days after the vesting date in respect of a vested instrument, the Company, at its discretion only, must either allocate shares or procure payment to the participant of a cash amount equal to the market price of the shares which would have otherwise been allocated.
Allocation value	10-day VWAP prior to start of the performance period

31

 Remuneration Report  continued  Feature  Approach  Maximum value  The maximum number of performance-based PRs that can vest is based on the following percentage of base salaries:  Executive Chair: 72% Managing Director: 144%  Chief Financial Officer and Company Secretary: 102% Vice President Human Resources: 48%  Vice President Commercial Sales & Marketing: 48%  Senior Vice President Engineering & Operations: 102%  Vice President Corporate Development and External Affairs: 60%  Executive KMP are granted 50% of the maximum number of PRs to vest.  Performance period  3 years, 1 July 2023 to 30 June 2026  Performance measurement date  30 June 2026  Vesting Date  1 July 2026  Performance measures  Annually Executive KMP performance targets are set and then assessed on a range of key measures that are critical to shareholder value and are directly linked to the Ioneer Strategic Plan. At this point in the Rhyolite Ridge Project, targets are focused on moving through the Project’s objectives of permitting, engineering, funding and construction.  Each scorecard measure is measured, weighted according to its importance, and is assessed objectively.  At the grant date, the Board determines the hurdles and minimum, target and maximum levels of performance which form the LTI scorecard.  The target levels of performance set by the Board are challenging and are driven by an annual goal setting exercise and the longer-term strategic plan. Achievement of target levels of performance delivers the payment of 50% of LTI maximum opportunity. Payments from threshold to maximum opportunity are on a straight-line basis consistent with the level of performance attained.  Details can be found in Table 7.  Acquisition of performance rights  The PRs are issued by the company and held by the participant subject to the satisfaction of the vesting conditions. The number of PRs held may be adjusted pro-rata, consistent with ASX adjustment factors for any capital restructure.  If the PRs vest, executives receive newly issued shares or shares acquired on market. Trading restrictions may apply to the newly issued shares.  Treatment of dividends and voting rights  Unvested PRs do not have voting rights or accrue dividend benefits.  Restriction on hedging  Hedging of PRs by executives is not permitted  Treatment on termination  If the executive is deemed a good leaver, PRs are prorated for time served. PRs lapse if an employee resigns.  Board Discretion  The board may apply upward or downward discretion as appropriate.  The Company may adjust downwards the number of performance-based PRs where there has been a material negative misstatement of results to align executive awards with shareholder outcomes.  ioneer  32

Annual Report 2024

Feature	Approach
Clawback	The Board can clawback previous incentive awards that may have been awarded erroneously. The following are examples of such circumstances, including: • A restatement of any financial measure or target that an incentive award was based upon; • A restatement of the Company's financial statements even though the restatement did not involve a metric that was explicitly part of an incentive award calculation; • The serious or gross misconduct, fraud, bribery, severe reputational damage, and any other deliberate, reckless, or unlawful conduct that may have a serious adverse impact on Ioneer, its reputation, customers, the environment, or its people which resulted in dismissal, or the Board considers at its discretion would have justified the dismissal. In exceptional cases, Remco may determine that recovery of incentive awards is appropriate though dismissal does not occur.
Minimum Share ownership	Executive KMP are expected to achieve a minimum share ownership in the Company over a 5-year period. The minimum level for the Managing Director is 5 times his base salary. The minimum level for other executives is 3 times their base salaries.
Change of control	Vesting is subject to board discretion, taking into account performance to the date of change in control.

Details of the scorecard are disclosed in the table below. The scorecard reflects the Company's desire to move through initial project phase, into construction and, in time, production.

Table 7: FY2024 performance-based LTI PRs scorecard

Measure	Weighting
Assumes Construction & Startup	
Sustainability Performance (E, H&S, Community).	20%
Construction delivery compared to schedule at FID.	20%
Construction spend compared to budget at FID.	10%
Not tied to ROD, FID & Construction	
INR shareholder return compared to comparators. The comparators are: Vulcan Energy Resources, Core Lithium, Lake Resources, Sigma Lithium, Sayona Mining, Liontown Resources, American Lithium, Frontier Lithium Inc, Standard Lithium, Lithium Americas Corp, Piedmont Lithium, Pilbara Minerals, and Critical Elements Lithium.	30%

The vesting scale for the shareholder return component is as follows:

Percentile	Vesting outcome (% target)	Vesting outcome (% maximum)
Bottom quartile (0-25th)	0%	0%
Third quartile (25th-50th)	0%-25%	0%-12.5%
Second quartile (50th-75th)	26%-100%	13%-50%
First quartile (75th-100th)	101%-200%	50.5%-100%

Vesting is on a straight-line basis within each quartile.

Measure	Weighting
Growth – Increase Measured and Indicated LCE Resource at 30 June 2023 by 10%.	20%

4.3.3.2 Time-based LTI PRs

Table 8 presents the terms and conditions of the time-based PRs in the Equity Plan for FY2024.

Table 8: FY2024 time-based LTI PRs

Feature	Approach
Purpose	To provide equity in lieu of cash salary for shareholder alignment, cash conservation, consistency with non-KMP employee remuneration, and consistency with market practice.

33

 Remuneration Report  continued  Feature  Approach  Participants  All executive KMP and senior management members  The Board may at its discretion make invitations to or grant awards to eligible persons. Eligible persons include executive directors or executive officers of the Group, employees, contractors or consultants of the group or any other person.  Instruments issued  PRs to acquire ordinary shares in the Company for nil consideration.  Within 30 days after the vesting date in respect of a vested instrument, the Company, at its discretion only, must either allocate shares or procure payment to the participant of a cash amount equal to the market price of the shares which would have otherwise been allocated.  Allocation value  10-day VWAP prior to start of the performance period  Value at grant  The time-based PRs granted as a percentage of base salary for the executive KMP are as follows:  Executive Chair: 24% Managing Director: 40%  Chief Financial Officer & Company Secretary: 24% Vice President Human Resources: 16%  Vice President Commercial Sales & Marketing: 16% Senior Vice President Engineering & Operations: 28%  Vice President Corporate Development & External Affairs: 20%  Service period  3 years  Service measurement date  30 June 2026  Vesting Date  1 July 2026  Acquisition of PRs  The PRs are issued by the Company and held by the participant subject to the satisfaction of the vesting conditions. The number of instruments held may be adjusted pro-rata, consistent with ASX adjustment factors for any capital restructure.  If the PRs vest, executives receive newly issued shares or shares acquired on market. Trading restrictions may apply to the newly issued shares.  Treatment of dividends and voting rights  Unvested PRs do not have voting rights or accrue dividend benefits.  Restriction on hedging  Hedging of PRs by executives is not permitted  Treatment on termination  If the executive is deemed a good leaver, PRs are prorated for time served. PRs lapse if an employee resigns.  Adjusting Awards  The Company may adjust downwards the number of time-based PRs where there has been a material negative misstatement of results to align executive awards with shareholder outcomes.  Clawback  The Board can clawback previous time-based incentive awards that may have been awarded erroneously. The following are examples of such circumstances, including:  The serious or gross misconduct, fraud, bribery, severe reputational damage, and any other deliberate, reckless, or unlawful conduct that may have a serious adverse impact on Ioneer, its reputation, customers, the environment, or its people which resulted in dismissal, or the Board considers at its discretion would have justified the dismissal. In exceptional cases, Remco may determine that recovery of incentive awards is appropriate though dismissal does not occur.  Minimum Share ownership  Executive KMP are expected to achieve a minimum share ownership in the Company over a 5-year period. The minimum level for the Managing Director is five times base salary. The minimum level for other executives is three times base salaries.  Board Discretion  The board may apply discretion as appropriate.  Change of control  Vesting is subject to board discretion, taking into account performance to the date of change in control.  ioneer  34

 Performance and remuneration outcomes for 2024  Company performance  Table 9: Historical Financial Performance  2024  2023  2022  2021  2020  2019  Net Loss after tax (US$)  (7,824,924)  (6,391,492)  (8,502,400)  (14,032,302)  (3,700,458)  (675,623)  Basic loss per share (US CPS)  (0.336)  (0.305)  (0.422)  (0.803)  (0.232)  (0.046)  Diluted loss per share (US CPS)  (0.336)  (0.305)  (0.422)  (0.803)  (0.232)  (0.046)  Dividends per share  -  -  -  -  -  -  Closing share price (A$)  0.15  0.34  0.41  0.35  0.13  0.135  5-year TSR  11.11%  (5.56%)  182.76%  600.00%  3150.00%  410.50%  Figure 2: Ioneer total shareholder return against the S&P ASX200 Index  141%  111%  0%  100%  200%  300%  400%  500%  600%  700%  Jul-19  Jun-20  Jun-21  Jun-22  Jun-23  Jun-24  Total Shareholder Return (Indexed to 100)  Ioneer  ASX200 (Total Return)  Annual Report 2024  35

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4.4.2 Annual performance and STI outcome

At the end of the FY2024 performance period, a thorough assessment of performance outcomes relative to established targets was undertaken. The below table reflects this assessment and the translation into STI awards.

Table 10: FY2024 STI scorecard outcome

Measure	Outcome as % of target		Outcome as % of Maximum	
Permitting & Sustainability (30%):				
Progress of NEPA Permitting (20%): Staff work closely with the Bureau of Land Management to ensure the EIS progressed through the NEPA review process, and with the U.S. Fish and Wildlife Service to support the Biological Assessment and Biological Opinion. The public comment period on the draft EIS concluded on 3 June. The first steps of preparing an administrative draft final EIS have been achieved with a final EIS expected to be released in September 2024.	Progress to Final EIS		Record of Decision Achieved	
Sustainability & Water Stewardship (10%): Strategy endorsed by Committee and construction water rights achieved. Of 36 stretch ESG goals more than 30 were achieved, including a refined Water Stewardship Plan.	Develop ESG Strategy, endorsed by ESG Committee. Obtain construction water rights transfer.		Complete 80% of ESG initiatives and refine Water Stewardship Plan per TSM.	
Final Investment Decision & Schedule (55%):				
Progress to Final Investment Decision (40%): The AACE Class 2 estimate, JORC/SK1300 Resource and Reserve Estimate, and optimized Mine plan were delivered to Sibanye-Stillwater for review shortly after the reporting period.	Finalize AACE Class 2 Estimate, JORC/SK1300 Reserve & Resource Estimate, and optimized mine plan		Finalise all activities and materials such that the INR and SSW Boards can make an FID decision	
Long Lead Items (10%): Work on LLIs was prevented due to funding constraints.	Achieve LLI funding and at least 20% downpayment on LLIs, while maintaining Project construction schedule.		Achieve 15% LLI downpayment and meet BASE goal targets.	
Spend to budget (5%): Spending levels compared to approved FY2024 budget and revisions agreed by the Board. Prudent cash management and a lower cash balance forced a clear focus on controlling expenditures. The Ioneer team responded by driving down discretionary costs while delivering critical project objectives.	+/- 5%		Not applicable	
Growth Opportunities (15%)				
Growth Opportunities (15%): INR and EcoPro entered into a binding research and development MOU that provides for EcoPro funding the research, testing, and development of lithium clay (M5) at Ioneer's Rhyolite Ridge site. The agreement includes the funding from EcoPro for a commercial scale refining plant once the process is successfully developed	Obtain 3rd party initial funding to progress bench scale process test work for a single expansion, including progressing additional baselines if required		Secure 3rd party funding for a multiphase project through pilot and DFS. Or Progress two expansions reflected in base target	

The FY2024 STI is split between Company performance (75%) and contribution to organisational objectives and performance in the role (individual performance 25%).

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Annual Report 2024

Table 11 provides the calculated outcome for each measure in the FY2024 STI scorecard.

Table 11: Overall FY2024 STI scorecard outcome

Measure	Weighting	Outcome as a % of		Weighted Outcome		Total
		Target	Maximum	Target	Maximum	
Environmental Permitting Progress	20%	50%	0%	10.0%	0.0%	10%
Sustainability & Water Stewardship	10%	100%	100%	10.0%	10.0%	20%
Final Investment Decision	40%	100%	0%	40.0%	0.0%	40%
Long Lead Time Items	10%	0%	0%	0.0%	0.0%	0%
Spend to Budget	5%	100%	N/A	5.0%	0.0%	5%
Growth Opportunities	15%	100%	67%	15.0%	10.0%	25%
Total	100%	-	-	80%	20%	100%

The scorecard outcome is 100% of target (50% of maximum).

The payout to each executive is as follows:

Table 12: STI payout

Executive	Grant Date	Target STI (% of base salary)	Weighted Outcome (% target)	Weighted Outcome (% max.)	Award STI (% of base salary)	Payout[1]	% taken as 12 mth PRs
James D Calaway[2]	1/07/2024	60%	100%	50%	60%	188,000	100%
Bernard Rowe[2]	1/07/2024	80%	106%	53%	85%	313,000	100%
Ian Bucknell	1/07/2024	50%	102%	51%	51%	141,000	100%
Ken Coon	1/07/2024	40%	82%	41%	33%	85,000	100%
Yoshio Nagai	1/07/2024	40%	93%	47%	37%	103,000	100%
Chad Yeftich	1/07/2024	40%	100%	50%	40%	112,000	100%
Matt Weaver	1/07/2024	50%	104%	52%	52%	165,000	100%

(1) This is the cash value of the incentive payout in USD. In FY2024 executive KMP were not given the election to take the bonus in cash. Instead, the STI will be paid as 12-month Performance Rights which will be issued with a 20% uplift that will be reflected in the grant value. The STI awards for KMP were split between Company performance (75%) and individual performance (25%).
(2)Performance Rights issued in lieu of the incentive payout for James D Calaway and Bernard Rowe are subject to shareholder approval at the Annual General Meeting in November 2024.

4.4.3 LTI PRs vesting

Table 13 shows the scorecard outcome for performance-based PRs granted as LTIs in FY2021 with a performance period from 1 July 2021 to 30 June 2024. The grant vested 1 July 2024 (FY2025).

Table 13: 2021 Performance Based PR Scorecard Outcome

Measure	Weighting	Measure Outcome (% target)	Measure Outcome (% max.)	Overall Outcome (% target)	Overall Outcome (% max.)
Assumes: ROD, FID, and Construction					
Top quartile HSE & Community performance (compared to North American mining projects)	19%	0%	0%	0%	0%
Construction schedule on pace as stated at FID	19%	0%	0%	0%	0%
Project spend within margin established at FID	19%	0%	0%	0%	0%
Operations & Business readiness on track for start-up (recruiting, systems, training)	18%	0%	0%	0%	0%
Not tied to ROD, FID, Construction					

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Measure	Weighting	Measure Outcome (% target)	Measure Outcome (% max.)	Overall Outcome (% target)	Overall Outcome (% max.)
INR share price compared to comparators	25%	100%	50%	25%	12.5%
Total	100%			25%	12.5%

INR share price compared to comparators was above median performance.

Twenty-five percent of target (12.5% of maximum) performance-based PRs granted in 2021 vested on 1 July 2024. In addition, all of the time-based PRs vested.

Table 14 presents the vesting outcome of the 2021 LTI.

Table 14: 2021 LTI vesting

Executive	Time-based PR	Performance-based PR					Total		
	No. to vest	No. granted (target)	% to target vest	Max. vesting no. (200% target)	% of max. vest	No. to vest	% (granted) to vest	% total[4] to vest	No. to vest
Bernard Rowe	540,220	810,331	25%	1,620,662	12.5%	202,583	56%	34%	742,803
Ian Bucknell	290,268	435,402	25%	870,804	12.5%	108,851	56%	34%	399,119
Ken Coon	162,978	244,466	25%	488,932	12.5%	61,117	56%	34%	224,095
Yoshio Nagai	173,416	260,124	25%	520,248	12.5%	65,031	56%	34%	238,447
Chad Yeftich	223,084	223,084	25%	446,168	12.5%	55,771	63%	42%	278,855
Matt Weaver	345,907	518,860	25%	1,037,720	12.5%	129,715	56%	34%	475,622

Note, in the FY2021 grant Chad Yeftich was awarded PRs that were 50% time-based and 50% performance based. All other KMP awards were 40% time-based and 60% performance based.

4.4.4 Statutory remuneration

Table 15 sets out KMP remuneration for the 2024 and 2023 Financial Year in US Dollars and has been prepared in accordance with the requirements of Section 300A of the Australian Corporations Act 2001 and associated accounting standards.

[4] Total refers to maximum performance-based PRs plus time-based PRs.

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Table 15: Statutory remuneration

Name (Position)	Year	Base Salary	Super-annuation, Health & Life Benefits	Non-Monetary Benefits	STI	Long Service Leave	Share Based Payment Options & Rights [1]	Total Statutory Remuneration	% of performance-based rem.
Non-Executive Director									
Alan Davies	2024	65,000	-	-	-	-	35,807	100,807	36%
	2023	65,000	-	-	-	-	26,032	91,032	29%
Stephen Gardiner	2024	65,000	-	-	-	-	64,658	129,658	50%
	2023	56,033	-	-	-	-	42,973	99,006	43%
Rose McKinney-James	2024	65,000	-	-	-	-	48,609	113,049	43%
	2023	65,000	-	-	-	-	48,049	113,049	43%
Margaret R Walker	2024	65,000	-	-	-	-	48,609	113,049	43%
	2023	65,000	-	-	-	-	48,049	113,049	43%
Executive Director									
James D Calaway	2024	462,000	-	-	188,000	-	146,767	796,767	42%
	2023	450,000	-	-	216,000	-	323,314	989,314	55%
Bernard Rowe	2024	386,361	18,032	-	313,000	15,114	240,071	972,578	57%
	2023	379,984	18,502	-	331,200	8,791	378,135	1,116,612	64%
Executives									
Ian Bucknell	2024	294,749	18,032	-	141,000	40,269	335,562	829,612	57%
	2023	277,884	18,502	4,639	161,400	-	133,474	595,899	49%
Ken Coon	2024	258,167	1,027	46,289	85,000	-	199,807	590,289	48%
	2023	249,333	1,027	43,220	120,000	-	94,225	507,805	42%
Yoshio Nagai	2024	274,717	16,516	-	103,000	-	215,971	610,203	52%
	2023	264,375	16,800	-	127,200	-	102,686	511,061	45%
Chad Yeftich	2024	275,580	45,948	-	112,000	-	234,278	667,807	52%
	2023	225,000	54,174	-	129,600	-	118,147	526,921	47%
Matt Weaver	2024	312,524	21,936	-	165,000	-	314,123	813,582	59%
	2023	302,869	23,229	-	175,375	-	185,603	687,076	53%

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Total	2024	2,524,097	121,491	46,289	1,107,000	55,383	1,884,261	5,738,522
	2023	2,400,478	101,365	47,859	1,260,775	8,791	1,500,687	5,319,954

(1) Share based payment expense for the year ended 30 June 2024.

4.4.5 KMP shareholdings

The movements in Share and other Equity Holdings for KMP are disclosed in the table below.

Table 16: KMP shareholdings

Name	Ordinary shares					Performance rights			Options		
	Balance at 30/06/23	Acquired[1]	Disposed[2]	Other	Balance at 30/06/24	Balance at 30/06/23	Net change	Balance at 30/06/24	Balance at 30/06/23	Net change	Balance at 30/06/24
Non-Executive Directors											
Alan Davies	3,996,559	777,486	-	-	4,774,045	71,449	180,765	252,214	1,010,830	(357,710)	653,120
Stephen Gardiner	-	71,449	-	-	71,449	271,449	180,765	452,214	-	-	-
Rose McKinney-James	46,407	371,449	-	-	417,856	371,449	(119,235)	252,214	-	-	-
Margaret R Walker	126,407	371,449	-	-	497,856	371,449	(119,235)	252,214	-	-	-
Executive Directors											
James D Calaway	56,333,076	457,738	-	-	56,790,814	2,044,963	2,245,148	4,290,111	1,010,830	(357,710)	653,120
Bernard Rowe	65,062,193	2,050,387	-	-	67,112,580	6,112,050	374,928	6,486,978	-	-	-
Executives											
Ian Bucknell	2,932,416	1,096,233	-	-	4,028,649	3,254,224	104,499	3,358,723	-	-	-
Ken Coon	1,197,736	979,431	(399,103)	-	1,778,064	2,195,039	(301,889)	1,893,150	-	-	-
Yoshio Nagai	1,145,197	1,182,016	-	-	2,327,213	2,333,853	(325,464)	2,008,389	-	-	-
Matt Weaver	3,832,498	1,688,314	(410,585)	-	5,110,227	4,142,957	(326,567)	3,816,390	-	-	-
Chad Yeftich	1,155,665	1,058,010	(549,508)	-	1,664,167	2,267,704	10,663	2,278,367	-	-	-
Total	135,828,154	10,103,962	(1,359,196)	-	144,572,920	23,436,586	1,904,378	25,340,964	2,021,660	(715,420)	1,306,240

(1) During the year Alan Davies bought 706,037 ordinary shares on market, with all other ordinary shares acquired being the direct result of KMP exercising options or PRs vesting.
(2) All disposals were made by KMP in their capacity as shareholders. The disposals were made to cover tax.

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Annual Report 2024

Equity vesting

All options are exercisable following vesting. The following table presents all the options that have vested or been granted that have not lapsed. Options are exercised into ordinary shares on a 1-for-1 basis. The option terms are set out in section 5.1 of the notes to and forming part of the financial statements.

Table 17: Option movement during the year

Name	Grant Date	Vesting Date	Expiry Date	Fair value at grant	Exercise Price	Balance at 30/06/23	Options Granted	Options Exercised	Options Lapsed	Balance at 30/06/24	Financial year to vest
James D Calaway	9/11/2018	9/11/2019	9/11/2023	0.126	0.242	357,710	-	(357,710)	-	-	2020
	14/11/2019	14/11/2020	14/11/2024	0.138	0.243	326,797	-	-	-	326,797	2021
	16/11/2020	16/11/2021	16/11/2025	0.138	0.185	326,323	-	-	-	326,323	2022
Sub Total						1,010,830	-	(357,710)	-	653,120	
Alan Davies	9/11/2018	9/11/2019	9/11/2023	0.126	0.242	357,710	-	-	(357,710)	-	2020
	14/11/2019	14/11/2020	14/11/2024	0.138	0.243	326,797	-	-	-	326,797	2021
	16/11/2020	16/11/2021	16/11/2025	0.138	0.185	326,323	-	-	-	326,323	2022
Sub Total						1,010,830	-	-	(357,710)	653,120	
Total						2,021,660	-	(357,710)	(357,710)	1,306,240	

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The following table presents all PRs that have vested or been granted that have not lapsed. The rights terms are set out in section 5.1 of the notes to and forming part of the financial statements.

Table 18: PR movement during the year

Name Plan	Grant Date	Vesting Date	Fair value at grant	Balance at 30/06/23	Rights Granted	Rights Vested	Rights Lapsed	Balance at 30/06/24	% vested	Financial year to vest
James D Calaway										
2021 LTI - time based	1/07/2021	1/07/2024	0.790	505,096	-	-	-	505,096	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.724	757,644	-	-	-	757,644	-	2025
In lieu of director fees	4/11/2022	4/11/2023	0.570	100,028	-	(100,028)	-	-	100%	2024
2022 LTI - time based	4/11/2022	1/07/2025	0.570	272,878	-	-	-	272,878	-	2026
2022 LTI - performance based	4/11/2022	1/07/2025	0.525	409,317	-	-	-	409,317	-	2026
2023 STI - time based	3/11/2023	1/07/2024	0.175	-	1,156,690	-	-	1,156,690	-	2025
In lieu of director fees	3/11/2023	3/11/2024	0.175	-	353,099	-	-	353,099	-	2025
2023 LTI - time based	3/11/2023	1/07/2026	0.175	-	334,155	-	-	334,155	-	2027
2023 LTI - performance based	3/11/2023	1/07/2026	0.162	-	501,232	-	-	501,232	-	2027
Sub Total				2,044,963	2,345,176	(100,028)	-	4,290,111		
Alan Davies										
In lieu of director fees	4/11/2022	4/11/2023	0.570	71,449	-	(71,449)	-	-	100%	2024
In lieu of director fees	3/11/2023	3/11/2024	0.240	-	252,214	-	-	252,214		2025
Sub Total				71,449	252,214	(71,449)	-	252,214		
Stephen Gardiner										
Granted on employment	25/08/2022	25/08/2025	0.660	200,000	-	-	-	200,000	-	2026
In lieu of director fees	4/11/2022	4/11/2023	0.570	71,449	-	(71,449)	-	-	100%	2024
In lieu of director fees	3/11/2023	3/11/2024	0.240	-	252,214	-	-	252,214	-	2025
Sub Total				271,449	252,214	(71,449)	-	452,214		
Rose McKinney-James										
Granted on appointment	1/02/2021	1/02/2024	0.330	300,000	-	(300,000)	-	-	100%	2024

42

In lieu of director fees	4/11/2022	4/11/2023	0.570	71,449	-	(71,449)	-	-	100%	2024
In lieu of director fees	3/11/2023	3/11/2024	0.240	-	252,214	-	-	252,214	-	2025
Sub Total				371,449	252,214	(371,449)	-	252,214		
Margaret R Walker										
Granted on appointment	1/02/2021	1/02/2024	0.330	300,000	-	(300,000)	-	-	100%	2024
In lieu of director fees	4/11/2022	4/11/2023	0.570	71,449	-	(71,449)	-	-	100%	2024
In lieu of director fees	3/11/2023	3/11/2024	0.240	-	252,214	-	-	252,214	-	2025
Sub Total				371,449	252,214	(371,449)	-	252,214		
Ian Bucknell										
2020 LTI - time based	1/07/2020	1/07/2023	0.125	718,841	-	(718,841)	-	-	100%	2024
2020 LTI - performance based	1/07/2020	1/07/2023	0.137	1,078,261	-	(377,392)	(700,869)	-	35%	2024
2021 LTI - time based	1/07/2021	1/07/2024	0.330	290,268	-	-	-	290,268	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	435,402	-	-	-	435,402	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.425	292,581	-	-	-	292,581	-	2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.453	438,871	-	-	-	438,871	-	2026
2023 STI - time based	1/07/2023	1/07/2024	0.340	-	853,586	-	-	853,586	-	2025
2023 LTI - time based	1/07/2023	1/07/2026	0.340	-	419,206	-	-	419,206	-	2027
2023 LTI - performance based	1/07/2023	1/07/2026	0.599	-	628,809	-	-	628,809	-	2027
Sub Total				3,254,224	1,901,601	(1,096,233)	(700,869)	3,358,723		
Ken Coon										
2020 LTI - time based	1/07/2020	1/07/2023	0.125	440,171	-	(440,171)	-	-	100%	2024
2020 LTI - performance based	1/07/2020	1/07/2023	0.137	660,257	-	(231,090)	(429,167)	-	35%	2024
2022 cash bonus conversion	1/07/2022	1/07/2023	0.425	308,170	-	(308,170)	-	-	100%	2024
2021 LTI - time based	1/07/2021	1/07/2024	0.330	162,978	-	-	-	162,978	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	244,466	-	-	-	244,466	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.425	151,599	-	-	-	151,599	-	2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.453	227,398	-	-	-	227,398	-	2026
2023 STI - time based	1/07/2023	1/07/2024	0.340	-	642,605	-	-	642,605	-	2025
2023 LTI - time based	1/07/2023	1/07/2026	0.340	-	185,642	-	-	185,642	-	2027

Annual Report 2024

43

ioneer

Remuneration Report
continued

2023 LTI - performance based	1/07/2023	1/07/2026	0.599	-	278,462	-	-	278,462	-	2027
Sub Total				2,195,039	1,106,709	(979,431)	(429,167)	1,893,150		
Yoshio Nagai										
2020 LTI - time based	1/07/2020	1/07/2023	0.125	468,267	-	(468,267)	-	-	100%	2024
2020 LTI - performance based	1/07/2020	1/07/2023	0.137	702,401	-	(245,841)	(456,560)	-	35%	2024
2022 cash bonus conversion	1/07/2022	1/07/2023	0.425	327,908	-	(327,908)	-	-	100%	2024
2021 LTI - time based	1/07/2021	1/07/2024	0.330	173,416	-	-	-	173,416	-	2025
2021 LTI - performance based	1/07/2021	1/07/2024	0.371	260,124	-	-	-	260,124	-	2025
2022 LTI - time based	1/07/2022	1/07/2025	0.425	160,695	-	-	-	160,695	-	2026
2022 LTI - performance based	1/07/2022	1/07/2025	0.453	241,042	-	-	-	241,042	-	2026
2023 STI - time based	1/07/2023	1/07/2024	0.340	-	681,162	-	-	681,162	-	2025
2023 LTI - time based	31/08/2023	1/07/2026	0.240	-	196,780	-	-	196,780	-	2027
2023 LTI - performance based	31/08/2023	1/07/2026	0.418	-	295,170	-	-	295,170	-	2027
2023 MD Award	31/08/2023	3/10/2023	0.260	-	140,000	(140,000)	-	-	100%	2024
Sub Total				2,333,853	1,313,112	(1,182,016)	(456,560)	2,008,389		
Bernard Rowe										
2020 LTI - time based	6/11/2020	1/07/2023	0.195	1,344,516	-	(1,344,516)	-	-	100%	2024
2020 LTI - performance based	6/11/2020	1/07/2023	0.167	2,016,774	-	(705,871)	(1,310,903)	-	35%	2024
2021 LTI - time based	5/11/2021	1/07/2024	0.790	540,220	-	-	-	540,220	-	2025
2021 LTI - performance based	5/11/2021	1/07/2024	0.724	810,331	-	-	-	810,331	-	2025
2022 LTI - time based	4/11/2022	1/07/2025	0.570	560,084	-	-	-	560,084	-	2026
2022 LTI - performance based	4/11/2022	1/07/2025	0.525	840,125	-	-	-	840,125	-	2026
2023 STI - time based	3/11/2023	1/07/2024	0.175	-	1,753,764	-	-	1,753,764	-	2025
2023 LTI - time based	3/11/2023	1/07/2026	0.175	-	792,982	-	-	792,982	-	2027
2023 LTI - performance based	3/11/2023	1/07/2026	0.162	-	1,189,472	-	-	1,189,472	-	2027
Sub Total				6,112,050	3,736,218	(2,050,387)	(1,310,903)	6,486,978		
Chad Yeftich										
2020 LTI - time based [4]	6/11/2020	1/07/2023	0.125	602,894	-	(602,894)	-	-	100%	2024
2020 LTI - performance based [4]	6/11/2020	1/07/2023	0.137	602,894	-	(211,013)	(391,881)	-	35%	2024

44

 1/07/2022  5/11/2021  5/11/2021  1/07/2022  1/07/2022  1/07/2023  31/08/2023  31/08/2023  31/08/2023  1/07/2023  1/07/2024  1/07/2024  1/07/2025  1/07/2025  1/07/2024  1/07/2026  1/07/2026  3/10/2023  0.425  0.510  0.457  0.615  0.645  0.340  0.240  0.418  0.260  100%  2024  2025  2025  2026  2026  2025  2027  2027  2024  -  -  -  -  -  - 100%  104,103  223,084  223,084  204,658  306,987  -  -  -  -  2,267,704  -  -  -  -  - 694,014  250,616  375,924  140,000  1,460,554  (104,103)  -  -  -  -  -  -  - (140,000)  (1,050,010)  -  -  -  -  -  -  -  -  -  (391,881)  -  223,084  223,084  204,658  306,987  694,014  250,616  375,924  -  2,278,367  1/07/2020  1/07/2020  1/07/2022  1/07/2021  1/07/2021  1/07/2022  1/07/2022  1/07/2023  31/08/2023  31/08/2023  1/07/2023  1/07/2023  1/07/2023  1/07/2024  1/07/2024  1/07/2025  1/07/2025  1/07/2024  1/07/2026  1/07/2026  0.125  0.137  0.425  0.330  0.371  0.425  0.453  0.340  0.240  0.418  100%  35%  100%  -  -  -  -  -  2024  2024  2024  2025  2025  2026  2026  2025  2027  2027  2022 cash bonus conversion (1)  2021 LTI - time based (1)  2021 LTI - performance based (1)  2022 LTI - time based  2022 LTI - performance based 2023 STI - time based  2023 LTI - time based  2023 LTI - performance based 2023 MD Award  Sub Total Matt Weaver  2020 LTI - time based  2020 LTI - performance based 2022 cash bonus conversion 2021 LTI - time based  2021 LTI - performance based 2022 LTI - time based  2022 LTI - performance based 2023 STI - time based  2023 LTI - time based  2023 LTI - performance based  Sub Total Total  800,737  1,201,106  467,189  345,907  518,860  323,663  485,495  -  -  -  4,142,957  23,436,586  -  -  -  -  -  -  - 939,275  481,276  721,914  2,142,465  14,734,691  (800,737)  (420,388)  (467,189)  -  -  -  -  -  -  -  (1,688,314)  (8,760,215)  -  (780,718)  -  -  -  -  -  -  -  -  (780,718)  (4,070,098)  -  -  - 345,907  518,860  323,663  485,495  939,275  481,276  721,914  3,816,390  25,340,964  Annual Report 2024  45

ioneer

Remuneration Report
continued

4.5 Key terms of executive KMP employment contracts

4.5.1 Notice and termination payments

Table 19 sets out for the contractual provisions for current executive KMP

Table 19: KMP contracts

Position	Contract Type	Notice Period for Company	Notice Period for Employee	Termination Payment for Change of control	Treatment of STI on termination	Treatment of unvested LTI on termination
Executive chair	12 months	1 month	1 month	Nil	Pro-rata for time served as executive	Lapses
MD	Open term agreement	6 months	6 months	12 months	Pro-rata for good leavers	Lapses
Executive KMP	Open term agreement	6 Months	3 Months	12 months	Pro-rata for good leavers	Lapses

Termination payments are calculated based upon base salary at the date of termination. No payment is made for termination due to gross misconduct.

4.5.2 Executive Directors' employment agreements

Table 20: Executive chair contract

Feature	Approach
Term	Expected to continue until a Final Investment Decision (FID) has been accomplished. The FID is expected to be achieved in FY2025.
Base Salary	US$312,000 per annum. This is in addition to the existing non-executive chair remuneration of US$185,000. Base salary does not include pension and non-cash benefits.
STI	For FY2024, the executive chair was eligible for a target bonus that is 60% of base salary. Maximum STI is 200% of target (120% of base salary). Further details are discussed in section 4.3.2
Equity Grants	For FY2024, the executive chair was eligible for an equity grant at 60% of base salary in the form of PRs. 60% of the PRs will be performance based. 40% of the PRs will be time based. As the executive chair's contract is defined in U.S. dollars, the number of PRs awarded is calculated using a VWAP up to and including 30 June each year and the closing exchange rate as at 30 June. Performance based awards may range from 0 to 200% of grant based upon achievement of pre-established targets. Maximum performance-based PRs is 72% of base salary. Time based PRs is 24% of base salary. Further details are discussed in section 4.3.3
Termination	Either party may terminate the contract with one month's notice. The Company may also terminate the contract without notice in circumstances such as material breach or serious misconduct.

Table 21: Managing director contract

Feature	Approach
Term	Open term agreement

46

 Feature  Approach  Base Salary  AU$557,400 per annum.  Base salary does not include superannuation and non-cash benefits.  STI  For FY2024, the MD was eligible for a target bonus that is 80% of base salary. Maximum STI is 200% of target (160% of base salary).  Further details are discussed in section 4.3.2  Equity Grants  For FY2024, the MD was eligible for an equity grant at 120% of base salary in the form of PRs.  60% of the PRs will be performance based. 40% of the PRs will be time based.  Performance based awards may range from 0 to 200% of grant based upon achievement of pre- established targets. Maximum performance-based PRs is 144% of base salary. Time based PRs is 48% of base salary.  Further details are discussed in section 4.3.3  Termination  By executive: 6 months’ notice By company: 6 months’ notice  Table 22: Other executive contracts  Feature Approach  KMP  Senior vice president engineering & operations Chief financial officer  Vice president human resources  Vice president commercial sales & marketing  Vice president corporate development & external affairs  Term  Open-term agreements  Base Salary  See section 4.3.1  Base salary does not include superannuation and non-cash benefits.  STI  For FY2024, the:  Senior vice president engineering & operations was eligible for a target bonus that is 50% of base salary. Maximum STI is 200% of target (100% of base salary.  Chief financial officer was eligible for a target bonus that is 50% of base salary. Maximum STI is 200% of target (100% of base salary).  Vice president human resources was eligible for a target bonus that is 40% of base salary. Maximum STI is 200% of target (80% of base salary).  Vice president commercial sales & marketing was eligible for a target bonus that is 40% of base salary. Maximum STI is 200% of target of target (80% of base salary).  Vice president commercial corporate development & external affairs was eligible for a target bonus that is 40% of base salary. Maximum STI is 200% of target of target (80% of base salary).  Further details are discussed in section 4.3.2  Annual Report 2024  47

 Remuneration Report  continued  Feature  Approach  Equity Grants  For FY2024, 60% of the PRs will be performance based. 40% of the PRs will be time based.  Performance-based awards may range from 0 to 200% of grant based upon achievement of pre- established targets.  For FY2024, the:  Senior vice president engineering & operations was eligible for an equity grant at 85% of base salary in the form of PRs. Maximum performance-based PRs is 102% of base salary. Time based PRs is 34% of base salary.  Chief financial officer was eligible for an equity grant at 85% of base salary in the form of PRs. Maximum performance-based PRs is 102% of base salary. Time based PRs is 34% of base salary.  Vice president human resources was eligible for an equity grant at 40% of base salary in the form of PRs. Maximum performance-based PRs is 48% of base salary. Time based PRs is 16% of base salary.  Vice president commercial sales & marketing was eligible for an equity grant at 40% of base salary in the form of PRs. Maximum performance-based PRs is 48% of base salary. Time based PRs is 16% of base salary.  Vice president commercial corporate development & external affairs was eligible for an equity grant at 50% of base salary in the form of PRs. Maximum performance-based PRs is 60% of base salary. Time based PRs is 20% of base salary.  Further details are discussed in section 4.3.3  Termination  By executive: 3 months’ notice By company: 6 months’ notice  ioneer  48

Annual Report 2024

5. Non-executive Director remuneration policy

5.1 Remuneration Policy

Remuneration for Non-executive Directors (NEDs) is subject to the aggregate limit of A$1,000,000 per annum which was set by shareholders at the 2017 Annual Meeting. This includes superannuation and other retirement benefits and does not include any payments made to the executive chair for his role as an executive.

Fees for Non-executive Directors are fixed and are not linked to the financial performance of the Company. In addition to Board and Committee fees, Non-executive Directors are entitled to be reimbursed for all reasonable travel, accommodation and other expenses incurred in attending meetings of the Board, Committees, or shareholders or while engaged on loneer business.

Table 23 sets out the Board fee structure effective 1 July 2023. The fees do not include superannuation or other retirement benefits.

Table 23: Board fees

	Chair		Member	
	Cash	Equity	Cash	Equity
Board	$150,000	$35,000	$60,000	$25,000
Audit & Risk committee	$5,000	-	-	-
Remuneration committee	$5,000	-	-	-
Projection Execution committee	$5,000	-	-	-
Environmental, Health, Safety and Sustainability committee	$5,000	-	-	-

5.2 NED equity

As discussed in Table 23, a portion of the NED fees are paid in the form of share rights. Table 24 presents the terms of the NED equity arrangement.

Table 24: NED equity terms

Feature	Approach
Purpose	Issued in lieu of paying remuneration in cash.
Participants	The executive chair and NEDs.
Instruments issued	Share Rights (SRs).
Allocation value	10-day VWAP up to the AGM.
Value of SRs to be granted	Executive chair: US$35,000 (18.9% of total non-executive chair fees). NEDs: US$25,000 (27.8% of total NED fees).
Vesting Date	1 year from date of approval.
Acquisition of SRs and shares	PRs are issued by the company and held by the participant subject to the satisfaction of the time requirement. The number of SRs held may be adjusted pro-rata, consistent with ASX adjustment factors for any capital restructure. If the SRs vest, NEDs receive newly issued shares.
Treatment of dividends and voting rights	PRs do not have voting rights or provide dividend payments.
Equity Incentive Plan and/or clawback	N/A
Restriction on hedging	Hedging of SRs by NEDs is not permitted.
Treatment on termination	Some or all of the grants may remain on foot.

49

 The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.  Note  30-Jun-24  $'000  30-Jun-23  $'000  Revenue  Finance income  4  1,411  3,321  Expenses  Employee benefits expense  23  (5,344)  (5,967)  Exploration expenditure written off  3  (31)  (45)  Other expenses  3  (3,850)  (3,684)  Finance costs  4   (11)   (16)  Loss before income tax expense  (7,825)  (6,391)  Income tax expense  5   -    -   Loss after income tax expense for the year attributable to the owners of ioneer Limited  20  (7,825)  (6,391)  Other comprehensive income  Items that may be reclassified subsequently to profit or loss  Foreign currency translation   (45)   (2,523)  Other comprehensive income for the year, net of tax   (45)   (2,523)  Total comprehensive income/(loss) for the year attributable to the owners of ioneer Limited  (7,870)  (8,914)  Cents  Cents  Diluted earnings per share  25  (0.31)  (0.30)  ioneer  50  Consolidated statement of profit or loss and other comprehensive income  For the year ended 30 June 2024

Annual Report 2024

Consolidated statement of financial position

As at 30 June 2024

	Note	30-Jun-24 $'000	30-Jun-23 $'000
Assets			
Current assets			
Cash and cash equivalents	6	35,715	52,709
Receivables	7	324	353
Prepayments	8	19	-
Total current assets		36,058	53,062
Non-current assets			
Receivables	9	276	307
Plant and equipment	10	406	522
Right-of-use assets	11	71	202
Exploration and evaluation expenditure	12	187,664	152,226
Total non-current assets		188,417	153,257
Total assets		224,475	206,319
Liabilities			
Current liabilities			
Payables	13	4,543	8,340
Lease liabilities	14	41	134
Provisions	15	428	368
Borrowings	16	1,200	-
Total current liabilities		6,312	8,842
Non-current liabilities			
Lease liabilities	17	42	78
Total non-current liabilities		42	78
Total liabilities		6,254	8,920
Net assets		218,221	197,399
Equity			
Contributed equity	18	281,671	255,364
Reserves	19	(3,098)	(5,438)
Accumulated losses	20	(60,352)	(52,527)
Total equity		218,221	197,399

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

51

ioneer

Consolidated statement of changes in equity

For the year ended 30 June 2024

	Issued capital $'000	Foreign currency transaction reserve $'000	Equity compensation reserve $'000	Accumulated losses $'000	Total equity $'000
Balance at 1 July 2022	254,273	(10,193)	5,755	(46,136)	203,699
Loss after income tax expense for the year	-	-	-	(6,391)	(6,391)
Foreign currency exchange differences	-	(2,523)	-	-	(2,523)
Total comprehensive income for the year	-	(2,523)	-	(6,391)	(8,914)
Share-based payments					
Share-based payments expensed/capitalised	-	-	2,626	-	2,626
Fair value of performance rights vested	1,103	-	(1,103)	-	-
Share issue costs	(12)	-	-	-	(12)
Balance at 30 June 2023	255,364	(12,716)	7,278	(52,527)	197,399

	Issued capital $'000	Foreign currency transaction reserve $'000	Reserves $'000	Retained profits $'000	Total equity $'000
Balance at 1 July 2023	255,364	(12,716)	7,278	(52,527)	197,399
Loss after income tax expense for the year	-	-	-	(7,825)	(7,825)
Foreign currency exchange differences	-	(45)	-	-	(45)
Total comprehensive income for the year	-	(45)	-	(7,825)	(7,870)
Shares issued from capital raise	25,141	-	-	-	25,141
Options exercised	54	-	-	-	54
Fair value of performance rights vested	1,892	-	(1,892)	-	-
Share issue costs from capital raise	(768)	-	-	-	(768)
Share issue costs from vesting of performance rights	(12)	-	-	-	(12)
Share-based payments expensed/capitalised	-	-	4,277	-	4,277
Balance at 30 June 2024	281,671	(12,761)	9,663	(60,352)	218,221

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

52

Annual Report 2024

Consolidated statement of cash flows

For the year ended 30 June 2024

	Note	30-Jun-24 $'000	30-Jun-23 $'000
Cash flows from operating activities			
Payments to suppliers and employees		(7,198)	(8,069)
Net cash used in operating activities		(7,198)	(8,069)
Cash flows from investing activities			
Expenditure on mining exploration and evaluation		(36,635)	(33,333)
Purchase of equipment	10	(2)	(601)
Interest received		1,254	1,462
Net cash used in investing activities		(35,383)	(32,472)
Cash flows from financing activities			
Proceeds from issue of shares	18	25,141	-
Proceeds from borrowings		1,200	-
Transaction costs related to issues of equity securities		(768)	-
Unlisted options exercised		55	-
Share issue costs from vesting of performance rights		(12)	(12)
Repayment of leases		(130)	(213)
Net cash from/(used in) financing activities		25,486	(225)
Net decrease in cash and cash equivalents		(17,095)	(40,766)
Cash and cash equivalents at the beginning of the financial year		52,709	94,177
Effects of exchange rate changes on cash and cash equivalents		101	(702)
Cash and cash equivalents at the end of the financial year	6	35,715	52,709

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

53

 Note 1. Basis of preparation and Material accounting policies  Corporate information  The consolidated financial statements of Ioneer Ltd (the Company or parent) and its subsidiaries (collectively, the Group) for the year ended 30 June 2024 was authorised for issue in accordance with a resolution of the Directors on 17 September 2024.  The Group is a for-profit company limited by shares and incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange under the ticker code "INR" and on Nasdaq under the ticker code "IONR". The registered office of the Company is suite 16.01, 213 Miller Street, North Sydney, NSW 2060 Australia.  The Group is principally engaged in the development of the Rhyolite Ridge lithium-boron deposit in the state of Nevada, United States of America. Further information about the nature of the Group's operations and activities is provided in the Directors' Report. Information on the group structure is set out in Section 8 of this report and information on other related party disclosures of the Group is provided in Section 9.  Basis of preparation  These consolidated financial statements of the Group have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IASB'), including new or amended accounting standards effective for reporting periods beginning 1 July 2023.  The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in USD and all values are rounded to the nearest thousand ($000), except where otherwise indicated. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern.  The consolidated financial statements provide comparative information in respect of the previous period.  -  -  1.3. New or amended Accounting Standards and Interpretations  The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period.  Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.  The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the Group.  The following standards and interpretations that have recently been issued but are not yet mandatory, have not been early adopted by the Group for the annual reporting period ended 30 June 2024. The Group's management have yet to assess the impact of these new or amended Accounting Standards and Interpretations, which are most relevant to the Group are set out below:  Amendments to AASB 101 - Classification of Liabilities as current or non-current  A liability is classified as current if the entity has no right at the end of the reporting period to defer settlement for at least 12 months after the reporting period. The AASB issued amendments to AASB 101 Presentation of Financial Statements to clarify the requirements for classifying liabilities as current or non-current. Specifically:  The amendments specifying the conditions which exist at the end of the reporting period are those which will be used to determine if a right to defer settlement of a liability exists.  Management intention or expectation does not affect classification of liabilities.  in cases where an instrument with a conversion option is classified as a liability, the transfer of equity instruments would constitute settlement of the liability for the purpose of classifying it as current or non-current.  The Group is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.  AASB 18 - Presentation and Disclosure in Financial Statements  AASB 18 replaces AASB 101 as the standard describing the primary financial statements and sets out the requirements for the presentation and disclosure of information in AASB-compliant financial statements. Amongst other changes, it introduces the concept of 'management-defined performance measure' to financial statements and requires the classification of transactions presented within the statement of profit or loss within one of five categories - operating, investing, financing, income taxes and discontinued operations. It also provides  ioneer  54  Notes to the consolidated financial statements enhanced requirements for the aggregation and disaggregation of information.  The Group is currently assessing the impact the amendments will have on current practice.  1.4. Basis of consolidation  Controlled entities  The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at 30 June 2024. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:  Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)  Exposure, or rights, to variable returns from its involvement with the investee  The ability to use its power over the investee to affect its returns  Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:  The contractual arrangement(s) with the other vote holders of the investee  Rights arising from other contractual arrangements  The Group's voting rights and potential voting rights  There has been no change in the control of any subsidiaries during the financial period. All subsidiaries are 100% owned by the Company (2023: 100%).  Transactions eliminated on consolidation  All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.  Accounting policies  The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  1.5. Current and non-current classification  The Group presents assets and liabilities in the statement of financial position based on current and non-current classification.  An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in the Group's normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non- current.  A liability is classified as current when: it is either expected to be settled in the Group's normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.  Deferred tax assets and liabilities are always classified as non-current assets and liabilities.  1.6. Critical accounting estimates and judgements  The preparation of these financial statements in conformity with Australian Accounting Standards has required management to make judgements, estimates and assumptions which impact the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical knowledge and various other factors that are believed to be reasonable in the circumstance. Actual results may differ from these estimates.  Estimates and underlying assumptions are reviewed regularly and revisions to accounting estimates are reviewed in the period in which the estimate is revised. The most significant estimates and assumptions are based on historical knowledge and various other factors that are believed to be reasonable in the circumstance. Actual results may differ from these estimates.  Annual Report 2024  55

 Notes to the consolidated financial statements  continued  Reserve estimates  Reserves are estimates of the amount of product that can be economically and legally extracted, processed and sold from the Group's properties under current and foreseeable economic conditions. The Group determines and reports reserves under the standards incorporated in the Australian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves, 2012 edition (the JORC code).  The determination of ore reserves includes estimates and assumptions about a range of geological, technical and economic factors including quantities, grades, production techniques, recovery rates, commodity prices and exchange rates. Changes in ore reserves impact the assessment of recoverability of exploration and evaluation assets.  Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore to be determined by analysing geological data. This process may require complex and difficult judgements to interpret the data, Additional information about the Group's Reserves and Resources is set out in the 'Other Information' section.  Exploration and evaluation assets  The Group's policy for exploration and evaluation expenditure is set out in Note 12. The application of this policy requires certain judgements, estimates and assumptions as to the future events and circumstances, in particular the assessment of whether economic quantities of reserves will be found. Any such estimates and assumptions may change as new information becomes available. If, after capitalisation of expenditure under the policy, it is concluded that the capitalised expenditure will not be recovered by future exploitation or sale, then the relevant amount will be written off in the statement of profit and loss. Changes in assumptions may result in a material adjustment to the carrying amount of exploration and evaluation assets.  Share-based payment transactions  The Group measure the cost of equity-settled transactions with employees by reference to the fair value of the equity investments at the date on which they are granted.  1.7. Foreign currency transactions and balances  Functional and presentation currency  The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates.  The functional currency of the entities in the Group is predominately US Dollars, with the exception of Ioneer Ltd which has a functional currency of Australian Dollars.  Transactions and balances  Foreign currency transactions are translated at the foreign exchange rate at the date of transaction. Monetary assets and liabilities denominated in a foreign currency at the end of the reporting period are translated at the year-end exchange rate. Exchange differences arising on the translation of monetary items are recognised in the statement of profit and loss.  Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of transaction. Exchange differences arising on the translation of non-monetary items are recognised directly in other comprehensive income to the extent that the underlying gain or loss is recognised in other comprehensive income; otherwise, the exchange difference is recognised in the profit and loss.  Presentation of foreign exchange gains or losses in the statement of profit or loss  The Group presents its foreign exchange gains and losses within net financing income/(costs) in the statement of profit and loss.  Borrowings  Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method.  Finance costs  Finance costs attributable to qualifying assets are capitalised as part of the asset. All other finance costs are expensed in the period in which they are incurred  ioneer  56

Annual Report 2024

2.1. Operating Segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses; including revenues and expenses that relate to transactions with any of the Group's other components. An operating segment's operating results are reviewed regularly by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Management Director is considered to be the CODM and is empowered by the Board to allocate resources and assess the performance of the Group.

Segment results that are reported to the CODM include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Description of segments

The Company operates predominantly as a mineral exploration and development company. The operating segments are based on the reports reviewed by the Managing Director for assessing performance and determining the allocation of resources and strategic decision making within the Group.

North America	Represents activity in the US primarily in relation to Rhyolite Ridge and the Reno office.
Australia	Represents head office expenditure, including ASX listing costs, employee benefits, exchange gains and losses and corporate assets (predominantly cash).

Segment information (US$'000)	North America 30-Jun-24	North America 30-Jun-23	Australia 30-Jun-24	Australia 30-Jun-23	Total 30-Jun-24	Total 30-Jun-23
Exploration and evaluation expenditure						
Exploration and evaluation expenditure - non-core	(31)	(45)	-	-	(31)	(45)
Other expenses	(2,383)	(1,356)	(1,467)	(2,328)	(3,850)	(3,684)
Reportable segment profit / loss	(2,414)	(1,401)	(1,467)	(2,328)	(3,881)	(3,729)
Employee benefits and other expenses	(2,407)	(2,043)	(2,937)	(3,924)	(5,344)	(5,967)
Net financing (expense) / income	(1,802)	(25)	3,202	3,330	1,400	3,305
Net loss before income tax	(6,623)	(3,469)	(1,202)	(2,922)	(7,825)	(6,391)

57

ioneer

Notes to the consolidated financial statements
continued

Exploration and evaluation assets	187,664	152,226	-	-	187,664	152,226
Other assets	8,576	5,258	28,235	48,835	36,811	54,093
Total assets	196,240	157,484	28,235	48,835	224,475	206,319
Payables	4,442	7,547	142	927	4,584	8,474
Provisions	177	167	251	201	428	368
Borrowings	1,200	-	-	-	1,200	-
Total current liabilities	5,819	7,714	393	1,128	6,212	8,842
Payables	(8)	77	50	-	42	78
Total non-current liabilities	(8)	77	60	-	42	78
Total liabilities	5,811	7,791	443	1,128	6,254	8,920
Net assets	190,429	149,693	27,792	47,707	218,221	197,399

Major customers

This Company has no major customers and nil revenues (2023: nil)

Note 3. Expenses

	30-Jun-24	30-Jun-23
Impairment	$'000	$'000
Exploration expenditure written off	(31)	(45)
	(31)	(45)

Other expenses	30-Jun-24	30-Jun-23
General and administration expenses	1,668	2,751
Consulting and professional costs	1,922	881
Depreciation and amortisation	260	52
Total other expenses	3,850	3,684

58

 30-Jun-24  30-Jun-23  $'000  $'000  Interest income from external parties  1,293  1,484  Other revenue  -  26  Net foreign exchange gain   57    1,811   Finance income  1,350  3,321  Bank charges  (9)  (6)  Lease interest   (2)   (10)  Finance costs  (11)  (16)  Net finance income  1,400  3,305  Note 5. Income tax benefit  30-Jun-24  30-Jun-23  $'000  $'000  Numerical reconciliation of income tax benefit and tax at the statutory rate  Loss before income tax expense   (7,825)   (6,391)  Tax at the statutory tax rate of 30%  (2,348)  (1,917)  Tax effect amounts which are not deductible/(taxable) in calculating taxable income:  Difference in tax rates  232  224  Non-deductible expenses  746  1,113  Foreign exchange and other translation adjustments  (130)  (586)  Additional tax-deductible expenditure  (7)  (166)  Unrecognised tax losses relating to current year  1,507  1,181  Adjustment for prior years   -    151   Income tax benefit  -  -  No provision for income tax is considered necessary in respect of the Company for the year ended 30 June 2024. No recognition has been given to any future income tax benefit which may arise from operating losses not claimed for tax purposes (2023: nil). The Group has estimated tax loss positions across the Group as follows:  30-Jun-2024 30-Jun-2023  $'000 $'000  Deferred tax relates to the following: Foreign exchange gain/loss  Losses available for offsetting against future taxable income  (1,368)   1,368   -  (1,238)   1,238   Net deferred tax asset  -  Annual Report 2024  59

Ioneer

Notes to the consolidated financial statements
continued

The Group has tax losses for which no deferred tax assets has been recognised on the Statement of Financial Position that amounted to $34.9 million (2023: $29.2 million).

	30-Jun-24 $'000	30-Jun-23 $'000
Total tax losses	45,017	39,501
Deferred tax recognised	(4,560)	(4,126)
	40,457	35,375

	Australia $'000	Jurisdiction Revenue Losses USA $'000	Canada $'000	Total $'000
Balance at the beginning of the period	12,591	17,804	188	30,583
Movement during the period	(200)	5,283	-	5,083
Balance at the end of the period	12,390	23,087	188	35,666

Non-recognised tax losses - capital	Australia $'000	Jurisdiction Capital Losses USA $'000	Canada $'000	Total $'000
Balance at the beginning of the period	4,792	-	-	4,792
Movement during the period	-	-	-	-
Total capital tax losses not recognised	4,792	-	-	4,792
Total revenue and capital tax losses not recognised	17,182	23,087	188	40,457

These amounts will only be obtained if:

- the Company and Controlled Entities derive future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised.
- the Company and Controlled Entities continue to comply with the conditions for deductibility imposed by the law, and
- no changes in tax legislation adversely affect the Company and Controlled Entities in realising the benefit from the deductions for the losses, i.e. current tax legislation permits carried forward tax losses to be carried forward indefinitely.
- the accumulated tax losses in Australia may be carried forward and offset against taxable income in the future for an indefinite period, subject to meeting Australian tax rules around continuity of ownership or business continuity test.
- The accumulated tax losses in the USA can be carried forward and used to offset future taxable income for a period of 20 years from the year in which the losses were incurred and losses will start to expire from the year 2027 onwards.

Ioneer Ltd is not part of an Australian tax-consolidated group. Current and deferred tax amounts (if any) are measured as a stand-alone taxpayer. There are no tax funding arrangements or tax sharing agreements in place.

The Group has additional tax value embedded in the Rhyolite Ridge exploration asset. Future deductibility is expected against anticipated assessable income from the Project once in production.

60

 Note 6. Current assets - cash and cash equivalents  30-Jun-24  30-Jun-23  $'000  $'000  Cash at bank  19,205  16,238  Short term deposits   16,510    36,471   35,715  52,709  Cash flow reconciliation  30-Jun-24  $'000  30-Jun-23  $'000  Reconciliation of net cash outflow from operating activities to operating loss after tax  Loss for the period  (7,825)  (6,391)  Adjustments to reconcile profit to net cash flows  Depreciation  118  52  Exploration expenditure written-off  31  45  Share-based payments  1,633  1,378  Net foreign exchange differences - unrealised  (96)  (1,811)  Interest income  (1,293)  (1,484)  Interest expense  11  9  (Increase)/decrease in trade and other receivables  (50)  (96)  (Decrease)/increase in provisions and employee benefits  (60)  (130)  Increase/(decrease) in accounts payables  344  350  Interest paid   (11)   (9)   Net cash flow from operating activities  (7,198)  (8,069)  Cash and short-term deposits in the statement of financial position comprise cash at bank and on hand and short term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.  Note 7. Current assets - receivables  30-Jun-24  $'000  30-Jun-23  $'000  Other debtors  195  246  Prepayments   129    107   Total current receivables  324  353  Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment. Impairment losses, if any, are recognised in the profit and loss.  Annual Report 2024  61

 Notes to the consolidated financial statements  continued  Note 8. Current assets - other  30-Jun-24  $'000  30-Jun-23  $'000  Prepayments  19  -  Note 9. Non-current assets - receivables  30-Jun-24  $'000  30-Jun-23  $'000  Other debtors  276  307  Non-current other debtors represent security deposits.  Note 10. Non-current assets - property, plant and equipment  30-Jun-24  $'000  30-Jun-23  $'000  Plant and equipment - at cost  606  629  Less: Accumulated depreciation   (200)   (107)  Total plant and equipment  406  522  Reconciliation of the movement  30-Jun-24  $'000  30-Jun-23  $'000  Opening balance  522  -  Additions  2  601  Disposals  -  (27)  Depreciation expense   (118)   (52)  Closing balance  406  522  Plant and equipment assets are stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the useful life of the asset being between 1-4 years.  An item of plant and equipment is derecognised upon disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the statement of profit and loss in the period the item is derecognised.  The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end adjusted prospectively, if appropriate. At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of the recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Recoverable amount is the greater of fair value less costs to sell and value in use.  ioneer  62

 Note 11. Non-current assets - right-of-use assets  30-Jun-24  $'000  30-Jun-23  $'000  Plant and equipment - right-of-use  368  356  Less: Accumulated depreciation   (297)   (154)  Total right-of-use assets  71  202  Reconciliation of the movement  30-Jun-24  $'000  30-Jun-23  $'000  Opening balance  202  245  Additions  11  161  Depreciation expense  (142)  (206)  Foreign exchange translation difference   -    2   Closing balance  71  202  The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before commencement date less any less incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognised right-of-use assets are depreciated on a straight-line basis over the shorter of their estimated useful life and the lease term. Right-of-use assets are subject to impairment. The current lease terms range between 1-4 years (2023: 1-4 years).  Note 12. Non-current assets - exploration and evaluation  Exploration and evaluation expenditure incurred by or on behalf of the Group is accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure but does not include general overheads or administrative expenditure not having a specific connection with a particular area of interest.  Exploration and evaluation costs in relation to separate areas of interest for which rights of tenure are current are brought to account in the year in which they are incurred and carried forward provided that:  ●  such costs are expected to be recouped through successful development and exploitation of the area, or alternatively through its sale; or  exploration and/or evaluation activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves.  ●  The types of costs recognised as exploration and evaluation assets include costs to acquire the legal rights to explore in the specific area and costs incurred in respect of the search for mineral resources, determination of technical feasibility and the assessment of commercial viability of an identified resource, in accordance with AASB 6.  A Final Investment Decision (FID) to develop the Project is expected to be made after considering the following key factors: required permits are in place, engineering has reached construction ready status, adequate offtake agreements have been signed to underwrite any debt requirements, and the Project is funded through a mix of equity and debt. In order for FID and to attract funding, the Project will need to demonstrate technical feasibility and commercial viability.  Annual Report 2024  63

 Notes to the consolidated financial statements  continued  Once FID has been taken, all past and future exploration and evaluation assets in respect of the area of interest are tested for impairment and transferred to the costs of development. To date, no development decision has been made.  The Directors assess at each reporting date whether there is an indication that an asset has been impaired and for exploration and evaluation costs carried forward whether the above carry forward criteria are met. No indicators of impairment have been identified as at 30 June 2024.  When the above criteria do not apply or when the Directors assess that the carrying value may exceed the recoverable amount, the accumulated costs in respect of areas of interest are written off in the Statement of profit and loss and other comprehensive income.  Exploration assets  30-Jun-24  $'000  187,664  30-Jun-23  $'000  152,226  Reconciliation of movement  30-Jun-24  $'000  30-Jun-23  $'000  Opening balance  152,226  118,487  Additions - Rhyolite Rydge  35,398  33,579  Exploration expenditure - noncore  71  205  Exploration expenditure - written off   (31)   (45)  Carrying amount at the end of the financial year  187,664  152,226  The above amounts represent costs of areas of interest carried forward as an asset in accordance with the accounting policy described above. The ultimate recoupment of exploration and evaluation expenditure in respect of an area of interest carried forward is dependent upon the discovery of commercially viable reserves and the successful development and exploitation of the respective areas or alternatively sale of the underlying areas of interest for at least their carrying value. Amortisation, in respect of the relevant area of interest, is not charged until a mining operation has commenced.  Exploration and evaluation costs carried forward relate primarily to the Rhyolite Ridge Lithium-Boron Project in Nevada, USA. Exploration and evaluation expenditure on all other tenements owned by the Company have been fully impaired where applicable.  Note 13. Current liabilities - payables  30-Jun-24  $'000  30-Jun-23  $'000  Trade payables  4,056  6,805  Accrued expenses   487    1,535   Total current payables 4,543  8,340  All financial liabilities are recognised initially at fair value net of directly attributable transaction costs.  After initial measurement, financial liabilities are subsequently measured at amortised cost. Current payables, other than lease liabilities, due to their short-term nature, are measured at amortised cost and are not discounted.  ioneer  64

 The current payables, other than lease liabilities, are unsecured and are non-interest bearing generally on 30-60 day terms. The carrying amounts approximate fair value.  Note 14. Current liabilities - lease liabilities  30-Jun-24  $'000  30-Jun-23  $'000  Lease liability  41  134  At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payment includes fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognised as expense in the period on which the event or condition that triggers the payment occurs.  In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.  Note 15. Current liabilities - provisions  30-Jun-24  $'000  30-Jun-23  $'000  Provision for employee benefits  428  368  Provisions are made for the Group's liability for employee benefits arising from services rendered by employees to the end of the reporting period. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled. Employees benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits. In determining the liability, consideration is given to employee wage increases and the probability that the employee may satisfy vesting requirements. Those cash flows are discounted using market yields on high quality corporate bonds with terms to maturity that match the expected timing of cash flows.  Annual Report 2024  65 ioneer

Notes to the consolidated financial statements
continued

Note 16. Current liabilities - borrowings

	30-Jun-24 $'000	30-Jun-23 $'000
Other current debt	1,200	-

Current debt is comprised of an unsecured loan from Sibanye Stillwater Limited. The loan will mature and be repaid in full 30 days following the termination of the strategic partnership unit purchase agreement (an agreement with Sibanye Stillwater Limited to make an equity investment of $490 million for a 50% share of the Rhyolite Ridge Project as announced on 16 September 2021) by either party, or alternatively, will be deducted from the initial capital commitment ($490 million) under the unit purchase agreement at closing (that is when all conditions precedent to the agreement are met and a final investment decision taken with Sibanye-Stillwater to develop the Rhyolite Ridge Project) . The interest rate is 0% to maturity date. If unpaid by maturity date, then the interest will be accrued at the Secured Overnight Financing Rate (SOFR) plus 8% per annum. The SOFR is the cost of borrowing cash overnight collateralised by Treasury securities.

Note 17. Non-current liabilities - lease liabilities

	30-Jun-24 $'000	30-Jun-23 $'000
Lease liability	42	78

Note 18. Equity - issued capital

	30-Jun-24 Shares	30-Jun-23 Shares	30-Jun-24 $'000	30-Jun-23 $'000
Ordinary shares - fully paid	2,325,614,708	2,098,818,267	281,671	255,364

Movements in ordinary share capital

Details	Shares	$'000
Balance at 30 June 2022	2,091,299,420	254,273
Performance rights vested [1]	7,518,847	1,103
Share issue costs	-	(12)
Balance at year ended 30 June 2023	2,098,818,267	255,364
Performance rights vested [1]	12,836,169	1,892
Share issue costs from vesting of performance rights	-	(12)
Capital raise	213,602,562	25,141
Share issue costs from capital raise	-	(768)
Options exercised	357,710	54
Balance at year ended 30 June 2024	2,325,614,708	281,671

(1) Ordinary shares issued to employees upon vesting of performance rights

66

Annual Report 2024

Note 18. Equity - issued capital (continued)

Ordinary shares are classified as equity. There are no restrictions on voting rights. On a show of hands every member present or by proxy shall have one vote and upon a poll each share shall have one vote. Where a member holds shares, which are not fully paid, the number of votes to which that member is entitled on a poll in respect of those part paid shares shall be fraction of one vote which the amount paid up bears to the total issued price thereof. They have the right to receive dividends as declared and, in the event of winding up of the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Incremental costs directly attributable to the issue of new shares, options or rights are shown in equity as a deduction from the proceeds.

Management controls the capital of the Group in order to maintain a sustainable debt to equity ratio, generate long-term shareholder value and that the Group can fund its operations and continue as a going concern.

The Group is not subject to any externally imposed capital requirements.

During the year ended 30 June 2024, the Company issued 12,836,169 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan, 357,710 shares as a result of options exercised, and 213,602,562 shares as a consequence of a capital raise.

During the year ended 30 June 2023, the Company issued 7,518,847 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan.

Share schemes

The Company has two share schemes in operation:

- The Share Option Plan; and
- The Equity Incentive Plan.

Under these plans, ordinary shares have been granted to senior executives, directors and employees and a number of consultants. Further details about the operation of these plans are set out in note 26, Share-based payments. The Equity Incentive Plan is capable of issuing both options and performance rights. The pre-existing Share Option Plan will be phased out as existing options are issued or expire. The movement in options and performance rights issued under these plans is set out in the following tables.

Share options

Movement in options on issue for the year ended 30 June 2024

	Grant date	Vesting date	Expiry date	FV per option at grant date A$	Exercise price A$	Opening balance	Exercised	Expired	Closing balance
NEDs [1]	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	(357,710)	(357,710)	-
Ex-NEDs [2]	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	(715,420)	-
NEDs [1]	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	653,594
Ex-NEDs [2]	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	-	653,594
NEDs [1]	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	652,646	-	-	652,646
Ex-NEDs [2]	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	978,969	-	-	978.969
Movement for the year ended 30 June 2024						4,369,643	(357,710)	(1,073,130)	2,939,803

67

ioneer

Notes to the consolidated financial statements
continued

	Grant date	Vesting date	Expiry date	FV per option at grant date A$	Exercise price A$	Opening balance	Transferred	Closing balance
NEDs [1]	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	715,420
Ex-NEDs [2]	09-Nov-18	09-Nov-19	09-Nov-23	0.126	0.242	715,420	-	714,420
NEDs [1]	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	653,594
Ex-NEDs [2]	14-Nov-19	14-Nov-20	14-Nov-24	0.138	0.243	653,594	-	653,594
NEDs [1]	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	978,969	(326,323)	652,646
Ex-NEDs [2]	16-Nov-20	16-Nov-21	16-Nov-25	0.138	0.185	652,646	326,323	978,969
Movement for the year ended 30 June 2023						4,369,643	-	4,369,643

(1) NEDs refers to Non-executive directors.
(2) Ex-NEDs refer to former Non-executive directors.
(3) No options were issued or transferred during the year ended 30 June 2024.
(4) No options were issued, exercised or expired during the year ended 30 June 2023.

68

Annual Report 2024

Performance rights

Movement in performance rights on issue for the year ended 30 June 2024

	Grant date	Vesting date	Fair value per right at grant date	Opening balance	Issued	Exercised	Forfeited	Closing balance
			A$	No.	No.	No.	No.	No.
2020 LTI perf. based - KMP	6-Nov-20	1-Jul-23	0.1665	2,016,774	-	(705,871)	(1,310,903)	-
2020 LTI time based - KMP	6-Nov-20	1-Jul-23	0.1950	1,344,516	-	(1,344,516)	-	-
2020 LTI perf. based - staff	1-Jul-20	1-Jul-23	0.1370	1,527,255	-	(534,541)	(992,714)	-
2020 LTI time based - staff	1-Jul-20	1-Jul-23	0.1250	2,170,190	-	(2,170,190)	-	-
2020 LTI perf. based - KMP	1-Jul-20	1-Jul-23	0.1370	3,642,025	-	(1,274,711)	(2,367,314)	-
2020 LTI time based - KMP	1-Jul-20	1-Jul-23	0.1250	2,428,016	-	(2,428,016)	-	-
Retention on employment - staff	30-Sep-20	30-Sep-23	0.1200	226,129	-	(226,129)	-	-
Retention on employment - directors	1-Feb-21	1-Feb-24	0.3300	600,000	-	(600,000)	-	-
2021 LTI perf. based - KMP	1-Jul-21	1-Jul-24	0.3710	1,458,852	-	-	-	1,458,852
2021 LTI time based - KMP	1-Jul-21	1-Jul-24	0.3300	972,569	-	-	-	972,569
Retention on employment - staff	1-Jul-21	1-Jul-24	0.3300	679,146	-	-	-	679,146
2021 LTI perf. based - staff	26-Aug-21	1-Jul-24	0.4570	605,125	-	-	(27,948)	577,177
2021 LTI time based - staff	26-Aug-21	1-Jul-24	0.5100	1,028,040	-	-	(83,845)	944,195
2021 LTI perf. based - KMP	5-Nov-21	1-Jul-24	0.7240	1,567,975	-	-	-	1,567,975
2021 LTI time based - KMP	5-Nov-21	1-Jul-24	0.7900	1,045,316	-	-	-	1,045,316
2021 LTI time based - directors	5-Nov-21	05-Nov-22	0.7900	-	-	-	-	-
Retention on employment - staff	16-Nov-21	16-Nov-24	0.7050	115,000	-	-	-	115,000
2022 LTI perf. based - KMP	1-Jul-22	1-Jul-25	0.4528	1,392,806	-	-	-	1,392,806
2022 LTI time based - KMP	1-Jul-22	1-Jul-25	0.4250	928,538	-	-	-	928,538
Retention on employment - staff	1-Jul-22	1-Jul-25	0.4250	35,000	-	-	-	35,000
2022 cash bonus conversion - KMP	1-Jul-22	1-Jul-23	0.4250	1,207,370	-	(1,207,370)	-	-
2022 cash bonus conversion - staff	1-Jul-22	1-Jul-23	0.4250	929,307	-	(929,307)	-	-
2022 LTI time based - staff	22-Aug-22	1-Jul-25	0.6800	200,000	-	-	-	200,000
Retention on employment - directors	25-Aug-22	25-Aug-25	0.6600	200,000	-	-	-	200,000
2022 LTI perf. based - staff	1-Sep-22	1-Jul-25	0.6128	59,905	-	-	-	59,905
2022 LTI time based - staff	1-Sep-22	1-Jul-25	0.6500	179,715	-	-	-	179,715
2022 LTI perf. based - KMP	5-Sep-22	1-Jul-25	0.6448	306,987	-	-	-	306,987
2022 LTI time based - KMP	5-Sep-22	1-Jul-25	0.6150	204,658	-	-	-	204,658
2022 LTI perf. based - staff	5-Sep-22	1-Jul-25	0.5780	681,095	-	-	(29,455)	651,640
2022 LTI time based - staff	5-Sep-22	1-Jul-25	0.6150	1,050,312	-	-	(88,364)	961,948
2022 LTI perf. based - KMP	4-Nov-22	1-Jul-25	0.5245	1,249,442	-	-	-	1,249,442
2022 LTI time based - KMP	4-Nov-22	1-Jul-25	0.5700	832,962	-	-	-	832,962
PRs in lieu of directors fees	4-Nov-22	4-Nov-23	0.5700	385,824	-	(385,824)	-	-
Retention on employment - staff	1-Jan-23	1-Jan-26	0.5700	200,000	-	-	-	200,000
2023 STI time based - staff	1-Jul-23	1-Jul-24		-	548,268	-	-	548,268
2023 STI perf. based - KMP	1-Jul-23	1-Jul-24		-	3,810,642	-	-	3,810,642
2023 STI time based - KMP	3-Nov-23	1-Jul-24		-	2,910,454	-	-	2,910,454
Retention on employment - directors	3-Nov-23	2-Novl-24		-	1,361,955	-	-	1,361,955
2023 LTI time based - staff	12-Sep-23	1-Jul-26		-	2,249,082	-	-	2,249,082
2023 LTI perf. based - staff	12-Sep-23	1-Jul-26		-	1,361,291	-	-	1,361,291
2023 LTI time based - KMP	12-Sep-23	1-Jul-26		-	1,533,520	-	-	1,533,520
2023 LTI perf. based - KMP	12-Sep-23	1-Jul-26		-	2,300,279	-	-	2,300,279
Retention on employment - staff	1-Oct-23	30-Sep-26		-	225,000	-	-	225,000
2023 LTI time based - KMP	12-Sep-23	1-Jul-26		-	1,127,137	-	-	1,127,137
2023 LTI perf. based - KMP	12-Sep-23	1-Jul-26		-	1,690,704	-	-	1,690,704
2023 MD Awards - KMP	1-Oct-23	3-Oct-23		-	280,000	(280,000)	-	-
2023 cash bonus conversion - staff	29-Sep-23	1-Oct-23		-	749,694	(749,694)	-	-
Movement for the year ended 30 June 2024				31,470,849	20,148,026	(12,836,169)	(4,900,543)	33,882,163

69

Ioneer

Notes to the consolidated financial statements
continued

Movement in performance rights on issue for the year ended 30 June 2023

	Grant date	Vesting date	Fair value per right at grant date	Opening balance	Issued	Exercised	Forfeited	Closing balance
			A$	No.	No.	No.	No.	No.
2019 LTI perf. based - KMP	6-Nov-20	1-Jul-22	0.1695	1,659,763	-	(547,722)	(1,112,041)	-
2019 LTI time based - KMP	6-Nov-20	1-Jul-22	0.1950	1,106,509	-	(1,106,509)	-	-
2019 LTI perf. based - KMP	1-Jul-20	1-Jul-22	0.1400	1,676,363	-	(553,200)	(1,123,163)	-
LTI - KMP	8-Aug-19	1-Jul-22	0.1750	1,125,434	-	(1,125,434)	-	-
Sign on perf. rights - KMP	1-Jul-19	1-Jul-22	0.1352	956,145	-	(956,145)	-	-
Retention on employment - staff	1-Jul-19	1-Jul-22	0.1352	169,457	-	(169,457)	-	-
Retention on employment - staff	15-Jul-19	15-Jul-22	0.1850	256,156	-	(256,156)	-	-
Retention on employment - KMP	1-Aug-19	1-Aug-22	0.1862	741,120	-	(741,120)	-	-
Special award	30-Jun-20	30-Jun-23	0.1300	280,000	-	(280,000)	-	-
Special award	30-Jun-20	30-Jun-23	0.1300	200,000	-	(200,000)	-	-
2020 LTI perf. based - KMP	6-Nov-20	1-Jul-23	0.1665	2,016,774	-	-	-	2,016,774
2020 LTI time based - KMP	6-Nov-20	1-Jul-23	0.1950	1,344,516	-	-	-	1,344,516
2020 LTI perf. based - staff	1-Jul-20	1-Jul-23	0.1370	1,527,255	-	-	-	1,527,255
2020 LTI time based - staff	1-Jul-20	1-Jul-23	0.1250	2,170,190	-	-	-	2,170,190
2020 LTI perf. based - KMP	1-Jul-20	1-Jul-23	0.1370	3,642,025	-	-	-	3,642,025
2020 LTI time based - KMP	1-Jul-20	1-Jul-23	0.1250	2,428,016	-	-	-	2,428,016
Retention on employment - staff	30-Sep-20	30-Sep-23	0.1200	226,129	-	-	-	226,129
Retention on employment - directors	1-Feb-21	1-Feb-24	0.3300	600,000	-	-	-	600,000
2021 LTI perf. based - KMP	1-Jul-21	1-Jul-24	0.3710	1,458,852	-	-	-	1,458,852
2021 LTI time based - KMP	1-Jul-21	1-Jul-24	0.3300	972,569	-	-	-	972,569
Retention on employment - staff	1-Jul-21	1-Jul-24	0.3300	679,146	-	-	-	679,146
2021 cash bonus conversion - KMP	1-Jul-21	1-Jul-22	0.3300	909,173	-	(909,173)	-	-
2021 cash bonus conversion - staff	1-Jul-21	1-Jul-22	0.3300	469,740	-	(469,740)	-	-
2021 LTI perf. based - staff	26-Aug-21	1-Jul-24	0.4570	605,125	-	-	-	605,125
2021 LTI time based - staff	26-Aug-21	1-Jul-24	0.5100	1,028,040	-	-	-	1,028,040
2021 LTI perf. based - KMP	5-Nov-21	1-Jul-24	0.7240	1,567,975	-	-	-	1,567,975
2021 LTI time based - KMP	5-Nov-21	1-Jul-24	0.7900	1,045,316	-	-	-	1,045,316
2021 LTI time based - directors	5-Nov-21	5-Nov-22	0.7900	250,598	-	(204,191)	(46,607)	-
Retention on employment - staff	16-Nov-21	16-Nov-24	0.7050	115,000	-	-	-	115,000
2022 LTI perf. based - KMP	1-Jul-22	1-Jul-25	0.4528	-	1,392,806	-	-	1,392,806
2022 LTI time based - KMP	1-Jul-22	1-Jul-25	0.4250	-	928,538	-	-	928,538
Retention on employment - staff	1-Jul-22	1-Jul-25	0.4250	-	157,000	-	(122,000)	35,000
2022 cash bonus conversion - KMP	1-Jul-22	1-Jul-23	0.4250	-	1,207,370	-	-	1,207,370
2022 cash bonus conversion - staff	1-Jul-22	1-Jul-23	0.4250	-	929,307	-	-	929,307
2022 LTI time based - staff	22-Aug-22	1-Jul-25	0.6800	-	200,000	-	-	200,000
Retention on employment - directors	25-Aug-22	25-Aug-25	0.6600	-	200,000	-	-	200,000
2022 LTI perf. based - staff	1-Sep-22	1-Jul-25	0.6128	-	59,905	-	-	59,905
2022 LTI time based - staff	1-Sep-22	1-Jul-25	0.6500	-	179,715	-	-	179,715
2022 LTI perf. based - KMP	5-Sep-22	1-Jul-25	0.6448	-	306,987	-	-	306,987
2022 LTI time based - KMP	5-Sep-22	1-Jul-25	0.6150	-	204,658	-	-	204,658
2022 LTI perf. based - staff	5-Sep-22	1-Jul-25	0.5780	-	681,095	-	-	681,095
2022 LTI time based - staff	5-Sep-22	1-Jul-25	0.6150	-	1,050,312	-	-	1,050,312
2022 LTI perf. based - KMP	4-Nov-22	1-Jul-25	0.5245	-	1,249,442	-	-	1,249,442
2022 LTI time based - KMP	4-Nov-22	1-Jul-25	0.5700	-	832,962	-	-	832,962
PRs in lieu of directors fees	4-Nov-22	4-Nov-23	0.5700	-	385,824	-	-	385,824
Retention on employment - staff	1-Jan-23	1-Jan-26	0.5700	-	200,000	-	-	200,000
Movement for the year ended 30 June 2023				31,227,386	10,165,921	(7,518,947)	(2,403,611)	31,470,849

70

 Note 19. Equity - reserves  30-Jun-24  $'000  30-Jun-23  $'000  Foreign currency translation reserve  (12,761)  (12,716)  Equity compensation reserve   9,663    7,278   Total reserves  (3,098)  (5,438)  The equity compensation reserve is used to recognise the value of equity-settled share-based payments provided to employees, directors and consultants. The fair value of such compensation is measured using generally accepted valuation methodologies for pricing financial instruments, and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price. The fair value of instruments granted is recognised as an expense or capitalised if appropriate over the vesting period with a corresponding increase in equity.  The foreign currency translation reserve comprises all foreign exchange differences arising from the following:  ●  The translation of the financial statements of foreign operations where the functional currency is different to functional currency of the parent entity; and  Exchange differences arise on the translation of monetary items which form part of the net investment in the foreign operation.  ●  Movements in reserves  Movements in each class of reserve during the current and previous financial year are set out below:  Equity compensation  reserve  Foreign  currency translation  reserve  Total reserves  $'000  $'000  $'000  Balance at 1 July 2022  5,755  (10,193)  (4,438)  Share based payment expensed/capitalised  2,626  -  2,626  Fair value of performance rights vested  (1,103)  -  (1,103)  Foreign currency translation differences for foreign operations   - (2,523) (2,523)  Balance at 30 June 2023  7,278  (12,716)  (5,438)  Share based payment expensed/capitalised  4,277  -  4,277  Fair value of performance rights vested  (1,892)  -  (1,892)  Foreign currency translation differences for foreign operations   - (45) (45)  Balance at 30 June 2024   9,663 (12,761) (3,098)  Annual Report 2024  71

 Notes to the consolidated financial statements  continued  Note 20. Equity - accumulated losses  30-Jun-24  $'000  30-Jun-23  $'000  Accumulated losses at the beginning of the financial year  (52,527)  (46,136)  Loss after income tax expense for the year   (7,825)   (6,391)  Accumulated losses at the end of the financial year  (60,352)  (52,527)  Note 21. Equity - dividends  There were no dividends paid, recommended or declared during the current or previous financial year.  Note 22. Financial instruments  22.1. Classification and measurement  The carrying values of financial assets and liabilities of the Group approximate their value.  The Group measures and recognises in the statement of financial position on a recurring basis certain assets and liabilities at fair value in accordance with AASB 13 Fair value measurement. The fair value must be estimated for recognition and measurement or for disclosure purposes in accordance with the following hierarchy:  Level 1:  Level 2:  Quoted prices (unadjusted) in active markets for identical assets or liabilities;  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and  Inputs for the assets or liabilities which are not based on observable market data (unobservable inputs).  Level 3:  The Group has no financial assets where the carrying amount exceeds net fair values at balance date. The Group's receivables at balance date are detailed in Section X of this report.  22.2. Financial risk management  Framework  The Group is involved in activities that expose it to a variety of financial risks, including:  Credit risk  Liquidity risk  Capital management risk  Market risk related to commodity pricing, interest rates and currency fluctuations.  The Board of Directors has overall responsibility for the establishment and oversight of the financial risk management framework of the group. Management is responsible for monitoring the financial risks.  The objective of the financial risk management strategy is to minimise the impact of volatility in financial markets on the financial performance, cash flows and shareholder returns. This requires the identification and analysis of relevant financial risks and possible impact on the achievement of the Group's objectives.  The Group does not undertake any hedging activities.  72  ioneer

Annual Report 2024

a) Credit risk

Credit risk is the risk of sustaining a financial loss as a result of the default by a counterparty to make full and timely payments on transactions which have been executed, after allowing for set-offs which are legally enforceable.

Credit risk arises from investments in cash and cash equivalents with banks and credit exposure to customers and/or suppliers. Receivables and cash and cash equivalents represent the Group's maximum exposure to credit risk.

There are no trade receivables past due or impaired at the end of the reporting period (2023: nil).

b) Liquidity risk

Liquidity risk is the risk that the Group will not have sufficient liquidity to meet its financial obligations as they fall due.

The Group manages liquidity by continually monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities. Short-term and long-term cash flow projections are prepared periodically and submitted to the Board.

Below is a table representing the Group's undiscounted contractual cash flows:

Contractual cash flows	Note	Less than 1 year '000	1-2 years '000	2-5 years '000	More than 5 years '000	Total '000
Consolidated - 2024						
Payables	13	4,614	-	-	-	4,614
Lease liabilities	14	41	29	13	-	83
Borrowings	16	1,200	-	-	-	1,200
		5,855	29	13	-	5,897
Consolidated - 2023						
Payables	13	8,340	-	-	-	8,340
Lease liabilities	14	138	38	43	-	219
		8,478	38	43	-	8,559

c) Capital management risk

The overriding objective of the Group's capital management strategy is to increase shareholder return whilst maintaining the flexibility to pursue strategic initiatives within a prudent capital structure.

The primary objective of the capital management policy is to ensure the Group maintains a strong credit profile and appropriate capital ratios to support the development of the Company's assets.

The Company manages its capital structure and makes adjustments to it in light of economic conditions.

d) Market risk

The method and assumptions remain consistent with prior periods.

Foreign exchange risk

Foreign exchange risk arises from the commercial transactions and valuations of assets and liabilities that are denominated in a currency that is not the entity's functional currency.

73

ioneer

Notes to the consolidated financial statements
continued

The Group has monetary items, including financial assets, denominated in currencies other than the functional currency of the entity. These are primarily US$ cash and intercompany loan balances in the holding company, which has a A$ functional currency. These items are restated to A$ equivalent at each period end, and the associated gain or loss is taken to the income statement. The US$ equivalent of these FX balances is reported in the group income statement as the functional currency financial statements are translated to US$ reporting currency for group reporting purposes.

The Group operates in a predominately US$ environment. The majority of the Group's financial position is managed and reported in US$. There is a foreign exchange exposure where the Group holds financial assets and liabilities in A$. These positions are summarised in the table below:

Exchange rates applied during the year	Average rate for the year ended 30-Jun-24	Spot rate at 30-Jun-24
AUD/USD	0.6557	0.6674

Financial instruments denominated in Australian dollars	30-Jun-24 $'000	30-Jun-23 $'000
Financial assets		
Cash	11,513	11,988
Trade and other receivables	105	103
Financial liabilities	-	-
Trade and other payables	(120)	(857)
Provisions	(251)	(201)
Net financial instruments	11,247	11,033

Foreign exchange rate sensitivity	10% increase in the AUD:USD foreign exchange rate 2024	10% decrease in AUD:USD foreign exchange rate 2024	10% increase in the AUD:USD foreign exchange rate 2023	10% decrease in AUD:USD foreign exchange rate 2023
Impact to A$ balance:				
Financial assets	-	-	-	-
Cash	1,151,297	(1,151,297)	1,199,000	(1,199,000)
Trade and other receivables	10,492	(10,492)	10,000	(10,000)
Financial liabilities	-	-	-	-
Trade and other payables	11,981	(11,981)	86,000	(86,000)
Provision	25,081	(25,081)	20,000	(20,000)

There is no impact to the current year loss on the above scenarios as the impact is taken to the foreign currency translation reserve.

Interest rate risk

The Company's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of reasonable possible changes in the market interest rates, arise in relation to the Company's bank balance.

The Company does not engage in any hedging or derivative transactions to manage interest rate risk.

74

 An increase of interest rates of 1% would result in $308,000 (30 June 2023: $687,000) decrease in the current year loss and an increase in interest income related to cash deposits. A decrease of interest rates of 1% would result in $308,000 (30 June 2023: $687,000) increase in the current year loss and a decrease in interest income related to cash deposits.  Commodity price risk  The Company is exposed to future commodity price risk. This risk arises from its activities directed at exploration and development of mineral commodities. If commodity prices fall, the share price for companies exploring for these commodities may be affected. The Company does not hedge its exposures.  Note 23. Employee benefits expensed  30-Jun-24  $'000  30-Jun-23  $'000  Non-executive Director fees  410  401  Executive Director fees  311  516  Employee benefits expense  2,990  3,674  Share-based payments   1,633    1,376   Total employee benefits expensed  5,344  5,967  Note 24. Key management personnel disclosures  Compensation  The aggregate compensation made to directors and other members of key management personnel of the company is set out below:  30-Jun-24  $'000  30-Jun-23  $'000  Salary and short-term incentives  3,734  3,709  Post-employment benefits  121  101  Share-based payments   1,884    1,501   Total key management personnel compensation 5,739  5,311  Transactions with directors and KMP  With the exception of the disclosures within this note, no director or executive has entered into any material contracts with the Group since the end of the previous financial year and there were no material contracts involving director or executive  interests existing at year end.  The Company has entered into indemnity deeds to indemnify executives and directors of the Company against certain liabilities incurred in the course of performing their duties.  Annual Report 2024  75

 Notes to the consolidated financial statements  continued  Note 25. Earnings per share  Earnings used in calculating earnings per share  30-Jun-24  $'000  30-Jun-23  $'000  Loss after income tax attributable to the owners of ioneer Limited  (7,825)  (6,391)  Weighted average number of ordinary shares used as the denominator  Number  Number  Issued ordinary shares - opening balance  2,098,818,267  2,091,299,420  Effect of shares issued   46,244,015    6,894,635   Weighted average number of ordinary shares  2,145,062,282  2,098,194,055  Weighted average number of shares (diluted)  30-Jun-24  $'000  30-Jun-23  $'000  Weighted average number of ordinary shares at 30 June for basic EPS  2,145,062,282  2,098,194,055  Effect of dilution from options and rights on issue   -    -   Weighted average number of ordinary shares adjusted for effect of dilution  2,145,062,282  2,098,194,055  The options and performance rights are anti-dilutive and have been excluded from the diluted EPS calculation below:  30-Jun-24  Cents  30-Jun-23  Cents  Basic loss per share attributable to the ordinary equity holders of the company  (0.31)  (0.30)  Diluted loss per share attributable to the ordinary equity holders of the company  (0.31)  (0.30)  Basic EPS is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.  Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. The effect of the dilution from options and rights on issue in the financial year would be X (2023: 35,840,492). The impact of the potential ordinary shares is treated as dilutive only when their conversion to ordinary shares would decrease EPS.  Note 26. Share-based payments  Share-based compensation is provided to employees via rights or options to acquire shares in the Company. As described in note X Share capital, the Company has two share schemes in operation. Under these plans, options or performance rights which may be converted into ordinary shares have been granted to non-executive directors, senior executives, employees and a number of consultants.  The cost of these equity-settled transactions is determined by reference to the fair value at the date at which they are granted. The fair value of the options granted is determined by using the Black & Scholes option pricing model. The fair value of the performance rights granted with time-based hurdles is determined using the 10-day VWAP of the Company's fully paid share capital, up to and including the date the performance rights are granted. For the performance-based performance rights, the fair value is determined by using a Monte Carlo model for the valuation of the performance rights subject to the relative performance hurdle and for those rights subject to the business objectives, the valuation is equal to the value of the share price at grant date, multiplied by the number of shares anticipated to vest.  The cumulative expense recognised for equity-settled transactions at each reporting date reflects:  76  ioneer the extent to which the vesting period has expired, and  the number of awards that, in the opinion of the directors of the Company, will ultimately vest.  This opinion is formed based on the best available information at balance date. Where an equity-settled award is cancelled, the estimate is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.  Each plan is described in more detail below.  Equity Incentive Plan - established at the 2018 AGM  An Equity Incentive Plan was established following the AGM held on 31 October 2018. The purpose of the new Equity Incentive Plan ("the Plan") is to provide eligible persons the opportunity to participate in the growth and profits of the Company, and to attract, motivate and retain their services to promote the Company's long-term success.  Under the terms of the Plan, the Board may at its discretion invite eligible persons to participate in a grant of awards. An award may be either an option or performance right, to acquire a share in the capital of the Company in accordance with the Plan rules.  Options and rights issued under the terms and conditions and of the Plan are as follows:  Annual Report 2024  77

 Notes to the consolidated financial statements  continued  HSE: Top quartile HSE & Community performance (compared to North American Mining Projects)  Construction: Construction delivery compared to schedule at FID  Ops Readiness: Operational and business readiness on track (recruiting, systems, training etc.)  Cost Control: Project spend within margin established at FID  Share price: INR shareholder return compared to competitors  Unlike producing organisations with established operations that typically aim to deliver performance conditions tied to anticipated revenues, production levels and growth objectives, Ioneer has a single pre-production project with less certainty or control over key deliverables. Providing the Board with the discretion to assess the extent of delivery, the importance/value of the various targets delivered (or not) allows the ability to balance shareholder expectations and KMP reward, motivation and retention.  The Board will employ discretion in assessing Project results and determining the vesting of performance units; below, at or above targets (up to 200%).  Type  Key terms  Expiry date  Options  Non-Executive  The options were issued at an exercise price equal to VWAP for the Company's  Tranche 1:  Directors  Performance rights -  shares over the 10 trading days immediately before the date of the AGM. The  options vest after 12 months and expire 60 months from the date of issue.  9 Nov 23  Tranche 2:  14 Nov 24  time based  Retention on Employment  Agreements with early recruits including vesting in equal instalments after 12, 24 and 36 months. However, since mid-2019 a standard approach of  vesting after 3 years has been implemented.  Conditional on the achievement of continuing employment  N/A  Deferred STI  12 month vesting period from 1 July the tear following the relevant STI period  Conditional on the achievement of continuing employment  LTI grants  36 month vesting period from 1 July of relevant period  Conditional on the achievement of continuing employment  Performance rights - performance based  LTI grants  36 month vesting period from 1 July of relevant period  The Board will employ discretion in assessing Project results and determining vesting of performance units; below, at or above targets:  N/A  ioneer  78

 Key features include:  ●  ●  ●  The Board may at its discretion make invitations to or grant awards to eligible persons.  Award means an option or a performance right to acquire a Share in the capital of the Company.  Eligible Persons include executive directors or executive officers of the Group, employees, contractors or consultants of the Group or any other persons.  A participant may not sell or assign awards.  Within 30 days after the vesting date in respect of a vested performance right, the Company must either allocate shares or procure payment to the participant of a cash amount equal to the market price of the shares which would have otherwise been allocated.  At any time during the exercise period, a participant may exercise any or all of their vested options by paying the exercise price.  ●  ●  ●  Whilst there are a number of options and performance rights remaining on issue under the terms and conditions of previous schemes, no further options or rights will be issued under these pre-existing schemes which are described below.  Share Option Plan  The Group established a Share Option Plan in 2010 (and reconfirmed it at the 2016 AGM) to assist in the attraction, retention and motivation of KMP and in the retention of key consultants. Key features include:  ●  ●  ●  ●  ●  ●  Full or part time employee or consultants of the Group are eligible to participate. Options issued pursuant to the plan will be issued free of charge.  Options are time based and there are no performance conditions. Options cannot be transferred and are not quoted on the ASX.  Options expire if not exercised 90 days after a participant resigns from the company.  The exercise of the options, at grant date, shall be as the directors in their absolute discretion determine, provided the exercise price shall not be less than the weighted average of the last sale price of the Company's shares on ASX at the close of business on each of the 5 business days immediately preceding the date on which the directors resolve to grant the options.  The directors may limit the total number of options which may be exercised under the plan in any year.  ●  A summary of options and performance rights on issue is set out in Note 18.  Note 27. Parent entity disclosures  Result for the parent entity  30-Jun-24  $'000  30-Jun-23  $'000  Loss for the period   (1,202)   (2,921)  Total comprehensive loss for the period  (1,202)  (2,921)  Financial position of the parent entity  Current assets  248,796  222,044  Non-current assets   -    -   Total assets  248,796  222,044  Annual Report 2024  79

Ioneer

Notes to the consolidated financial statements
continued

	30-Jun-24 $'000	30-Jun-23 $'000
Current liabilities	442	1,138
Non-current liabilities	-	-
Total liabilities	442	1,138
Net assets	248,354	220,906
Contributed equity	281,671	255,364
Reserves	(11,835)	(14,176)
Accumulated losses	(21,482)	(20,282)
Total equity	248,354	220,906

Parent entity contingencies and disclosures

Commitments of the Company as at reporting date are disclosed in Note 29 to the financial statements.

Parent entity guarantees in respect of debts of its subsidiaries

No guarantees have been entered into by the Company in relation to the debts of its subsidiaries.

Note 28. Controlled entities

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

Controlled entities of Ioneer Limited	Principal place of business / Country of incorporation	Ownership interest 30-Jun-24 %	Ownership interest 30-Jun-2023 %
Ioneer USA Corporation	USA	100.00%	100.00%
Ioneer Minerals Corporation	USA	100.00%	100.00%
Ioneer Holdings USA Inc.	USA	100.00%	100.00%
Ioneer Holdings Nevada Inc.	USA	100.00%	100.00%
Gerlach Gold LLC	USA	100.00%	100.00%
Paradigm AZ LLC	USA	100.00%	100.00%
Ioneer Rhyolite Ridge Holdings LLC	USA	100.00%	100.00%
Ioneer Rhyolite Ridge Midco LLC	USA	100.00%	100.00%
Ioneer Rhyolite Ridge LLC	USA	100.00%	100.00%
Ioneer SLP LLC	USA	100.00%	100.00%
Ioneer Canada ULC	Canada	100.00%	100.00%

80

Annual Report 2024

	30-Jun-24 $'000	30-Jun-23 $'000
Payable within one year		
Water rights	498	518
Non-cancellable lease commitments	267	252
Exploration and evaluation expenditure commitments	216	170
	981	940
Payable after one year but not later than five years		
Water rights	953	1,370
Non-cancellable lease commitments	54	71
Exploration and evaluation expenditure commitments	432	432
	1,439	1,873
Payable later than five years		
Water rights	-	-
Non-cancellable lease commitments	-	-
Exploration and evaluation expenditure commitments	-	-
	-	-
Total commitments	2,419	2,813

Water rights
The Company has secured water rights via exclusive options to enter into long-term leases. In addition, there is an option to purchase these water rights and associated land at any time at the Company's sole election. This is a discretionary purchase and is excluded from the commitments disclosed above.

Non-cancellable lease commitments
Included within non-cancellable lease commitments is the lease of a neighbouring property to the Rhyolite Ridge Lithium-Boron Project. The Company has entered an option agreement to purchase this property. The cost of this discretionary purchase is excluded from the commitments disclosed above.

Exploration licence expenditure requirements
In order to maintain the Company's tenements in good standing with various mines departments and comply with the underlying option agreements, the Company will be required to pay annual claim maintenance fees. It is likely that the granting of new licenses and changes in license areas at renewal or expiry will change the expenditure commitment to the Company from time to time.

Note 30. Contingent assets/liabilities

Settlement of Rhyolite Ridge

The Company has entered an option agreement to purchase Rhyolite Ridge from Boundary Peak Minerals LLC on 3 June 2016. The Company has made 4 progress payments to Boundary Peak under the agreement. A final payment will fall due following Board making a 'decision to mine' the Rhyolite Ridge property. Once this decision is made, the Company is required under the terms of the contract to either:

- Pay Boundary Peak LLC US$3 million, or
- Issue shares (or a mix of both shares and cash) to Boundary Peak LLC, to the equivalent of US$3 million at a fixed exchange rate of USD$0.75 = AUD$1.00.

81

 Notes to the consolidated financial statements  continued  As at the date of this report, the decision to mine has not yet been made by the Company. There are no other known contingent liabilities as at 30 June 2024.  Note 31. Remuneration of auditors  During the financial year, the following fees were paid or payable for services provided by Ernst & Young, the auditor of the Company:  2024  $  2023  $  Audit services - Ernst & Young  Audit or review of the financial statements   211,400    148,363   Other services - Ernst & Young  Other assurance services - 17,811  Non-audit services - 561    - 18,372   Total audit services 211,400 166,735  Note 32. Related party transactions  Non-key management personnel disclosures  The Group has a related party relationship with its controlled entities, refer to note 28. The Company and its controlled entities engage in a variety of related party transactions in the ordinary course of business. These transactions are conducted on normal terms and conditions.  Key management personnel disclosures  Disclosures relating to key management personnel are set out in note 24 and the remuneration report included in the directors' report.  Note 33. Events after the reporting period  In the period since 30 June 2024 and up to the date of this report, there has not been any other item, transaction or event of a material and unusual nature likely in the opinion of directors, to substantially affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years.  ioneer  82

Annual Report 2024

Consolidated entity disclosure statement

Entity name	Entity type	Body corporates Place formed or incorporated	Body corporates % of share capital held	Tax residency Australian or foreign	Tax residency Foreign jurisdiction
Ioneer Limited	Body corporate	Australia	N/A	Australian	N/A
Ioneer Canada ULC	Body corporate	Canada	100%	Australian	N/A
Ioneer Holdings USA Inc.	Body corporate	USA	100%	Foreign	USA
Ioneer Holdings Nevada Inc.	Body corporate	USA	100%	Foreign	USA
Ioneer USA Corporation	Body corporate	USA	100%	Foreign	USA
Gerlach Gold LLC	Body corporate	USA	100%	Foreign	USA
Ioneer Rhyolite Ridge Holdings LLC	Body corporate	USA	100%	Foreign	USA
Ioneer Rhyolite Ridge Midco LLC	Body corporate	USA	100%	Foreign	USA
Ioneer Rhyolite Ridge LLC	Body corporate	USA	100%	Foreign	USA
Ioneer SLP LLC	Body corporate	USA	100%	Foreign	USA
Ioneer Minerals Corporation	Body corporate	USA	100%	Foreign	USA
Paradigm AZ LLC	Body corporate	USA	100%	Foreign	USA

83

 ioneer  84  Directors’ declaration  In the directors' opinion:  ●  the attached financial statements and notes comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;  ●  the attached financial statements and notes comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 1 to the financial statements;  ●  the attached financial statements and notes give a true and fair view of the company's financial position as at 30 June 2024 and of its performance for the financial year ended on that date;  ●  there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and  ●  the consolidated entity disclosure statement required by section 295(3A) of the Corporations Act is true and correct.  The directors have been given the declarations required by section 295A of the Corporations Act 2001.  Signed in accordance with a resolution of directors made pursuant to section 295(5)(a) of the Corporations Act 2001. On behalf of the directors  James D Calaway Executive Chairman  18 September 2024

 Annual Report 2024  85  A member firm of Ernst & Young Global Limited  Liability limited by a scheme approved under Professional Standards Legislation  Ernst & Young 200 George Street  Sydney NSW 2000 Australia  GPO Box 2646 Sydney NSW 2001  Tel: +61 2 9248 5555  Fax: +61 2 9248 5959  ey.com/au  Independent auditor’s report to the members of Ioneer Ltd  Report on the audit of the financial report  Opinion  We have audited the financial report of Ioneer Ltd (the Company) and its subsidiaries (collectively the Group), which comprises the consolidated statement of financial position as at 30 June 2024, the consolidated statement of profit and loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, notes to the financial statements, including material accounting policy information, the consolidated entity disclosure statement and the directors’ declaration.  In our opinion, the accompanying financial report of the Company is in accordance with the  Corporations Act 2001, including:  Giving a true and fair view of the Company’s financial position as at 30 June 2024 and of its financial performance for the year ended on that date; and  Complying with Australian Accounting Standards and the Corporations Regulations 2001.  Basis for opinion  We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report. We are independent of the Company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.  Independent Auditor’s Report

 Independent Auditor’s Report  continued  ioneer  86  A member firm of Ernst & Young Global Limited  Liability limited by a scheme approved under Professional Standards Legislation  Key audit matters  Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial report of the current year. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, but we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.  We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the financial report section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial report. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial report.  Carrying value of capitalised exploration and evaluation expenditure  Why significant  How our audit addressed the key audit matter  At 30 June 2024 the Group recorded capitalised exploration and evaluation (E&E) assets of US$187.7 million as disclosed in Note 12. The carrying value of this asset is assessed for impairment when facts and circumstances indicate that it may exceed its recoverable amount.  The determination as to whether there are any indicators that require the Group’s E&E assets to be assessed for impairment involves judgment, including:  Whether the Group’s exploration licenses are current;  The Group’s ability and intention to continue to evaluate and develop the Rhyolite Ridge project; and  Whether the results of the Group’s exploration and evaluation work to date are sufficiently progressed for a decision to be made as to the commercial viability or otherwise of the project.  Given the value of the asset and the judgmental nature of impairment indicator assessments associated with E&E assets, we considered this to be a key audit matter.  Our audit procedures included the following:  Assessed the Group’s right to explore in the relevant exploration area, which included obtaining relevant documentation such as license agreements;  Evaluated the Group’s ability and intention to carry out significant exploration and evaluation activity in the relevant exploration area which included assessment of the Group’s budgets, planned spend and discussions with senior management and Directors as to the intentions and strategy of the Group;  Assessed whether any evidence existed that would indicate that the carrying value of  capitalised exploration and evaluation expenditure is unlikely to be recovered  through development or sale and understanding whether any contradictory  events or conditions were identified;  Assessed the adequacy of disclosures included within the notes to the financial  report including those made with respect to judgments and estimates.

 Annual Report 2024  87  A member firm of Ernst & Young Global Limited  Liability limited by a scheme approved under Professional Standards Legislation  Information other than the financial report and auditor’s report thereon  The directors are responsible for the other information. The other information comprises the information included in the Company’s 2024 annual report, but does not include the financial report and our auditor’s report thereon.  Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon, with the exception of the Remuneration Report and our related assurance opinion.  In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.  If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.  Responsibilities of the directors for the financial report  The directors of the Company are responsible for the preparation of:  The financial report (other than the consolidated entity disclosure statement) that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001; and  The consolidated entity disclosure statement that is true and correct in accordance with the  Corporations Act 2001; and  for such internal control as the directors determine is necessary to enable the preparation of:  The financial report (other than the consolidated entity disclosure statement) that gives a true and fair view and is free from material misstatement, whether due to fraud or error; and  The consolidated entity disclosure statement that is true and correct and is free of misstatement, whether due to fraud or error.  In preparing the financial report, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.  Auditor’s responsibilities for the audit of the financial report  Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

 Independent Auditor’s Report  continued  ioneer  88  A member firm of Ernst & Young Global Limited  Liability limited by a scheme approved under Professional Standards Legislation  As part of an audit in accordance with the Australian Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:  Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.  Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial report or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.  Evaluate the overall presentation, structure and content of the financial report, including the disclosures, and whether the financial report represents the underlying transactions and events in a manner that achieves fair presentation.  We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.  We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.  From the matters communicated to the directors, we determine those matters that were of most significance in the audit of the financial report of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

 Annual Report 2024  89  A member firm of Ernst & Young Global Limited  Liability limited by a scheme approved under Professional Standards Legislation  Report on the audit of the Remuneration Report  Opinion on the Remuneration Report  We have audited the Remuneration Report included within the directors’ report for the year ended 30 June 2024.  In our opinion, the Remuneration Report of Ioneer Ltd for the year ended 30 June 2024, complies with section 300A of the Corporations Act 2001.  Responsibilities  The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.  Ernst & Young  Scott Nichols Partner Sydney  18 September 2024

 ioneer  Note: Totals may not add due to rounding. Mineral Resources reported on a dry in-situ basis. Mineral Resources are reported inclusive of Ore Reserves.  WSP USA Inc. estimated the Ore Reserve estimates for the Rhyolite Ridge Definitive Feasibility Study (‘DFS’) completed in April 2020. The statement of estimates of Mineral Resources completed in April 2024, was compiled by Independent Mining Consultants, Inc.  The 2024 Mineral Resource is estimated to contain:  351.4mt at 1,739ppm lithium (equivalent to 0.9% lithium carbonate) and 6,379ppm boron (equivalent to 3.7% boric acid)  3.3mt of equivalent lithium carbonate and 12.8mt of equivalent boric acid.  Mineral Resources are reported in accordance with the Australasian Code of Reporting of Exploration Results, Mineral Resources and Ore Reserves (The Joint Reserves Committee Code – JORC 2012 Edition).  90  Summarised below are the current Mineral Resources and Ore Reserves for the South Basin at Ioneer’s 100%-owned Rhyolite Ridge Lithium-Boron Project in Nevada, USA.  Following completion of the DFS program in April 2020, Ioneer released the lithium-boron (searlesite) Mineral Resource & Ore Reserve Estimates. The Mineral Resource Estimate was updated and released in April 2024. A summary of the Mineral Resource & Ore Reserve Estimates is tabulated below.  Summary of Mineral Resource & Ore Reserve Estimates Rhyolite Ridge Lithium-Boron Project  Metric Tonnes  (Mt)  Li Grade  (ppm)  B  Grade  (ppm)  Equivalent Grade  Li2CO3 H2BO3% %  Equivalent Contained Tonnes  Li2CO3 H2BO3  kt kt  Mineral Resource  Stream 1 (>5,000 ppm B)  Measured Resource  43.2  1,755  14,657  0.9  8.4  403  3,619  Indicated Resource Inferred Resource  74.2  35.6  1,599  1,581  12,183  12,144  0.9  0.8  7.0  6.9  632  300  5,171  2,473  Total Stream 1  153. 0  1,639  12,872  0. 9  7. 4  1,335  11,262  Mineral Resource  Stream 2 (>1,090 ppm Li, no B COG, low  clay)  Measured Resource  17.2  1,509  1,566  0.8  0.9  138  154  Indicated Resource  79.3  1,500  1,560  0.8  0.9  633  707  Inferred Resource  46.1  1,737  1,139  0.9  0.7  426  300  Total Stream 2  142. 5  1,578  1,425  0.8  0.8  1,197  1,161  Mineral Resource  Stream 3 (>1,090 ppm Li, no B COG, high clay)  Measured Resource  Indicated Resource Inferred Resource  14.8  29.5  11.6  2,454  2,420  2,388  1,733  1,228  605  1.3  1.3  1.3  1.0  0.7  0.4  193  380  148  146  207  40  Total Stream 3  55. 9  2,422  1,232  1.3  0.7  720  394  Total Mineral Resource (Streams 1, 2 and 3)  351. 4  1,739  6,379  0.9  3.7  3,251  12,817  Ore Reserve  Proved Reserve  29.0  1,900  16,250  1.0  9.3  290  2,700  Probable Reserve  31.5  1,700  14,650  0.9  8.4  280  2,620  Total Proved and Probable Ore Reserve  60. 0  1,800  15,400  1.0  8.8  580  5,310  Mineral resource and ore reserves

 Annual Report 2024  91  Other Information  In December 2022, the United States Fish and Wildlife Service (USFWS) listed Tiehm’s buckwheat as an endangered species under the Endangered Species Act (ESA) and has designated critical habitat by way of applying a 500 m radius around several distinct plant populations that occur on the Project site. ioneer is committed to the protection and conservation of the Tiehm’s buckwheat. The Project’s Mine Plan of Operations submitted to the BLM in July 2022 and currently under NEPA review has no direct impact on Tiehm’s buckwheat and includes measures to minimise and mitigate for indirect impacts within the designated critical habitat areas identified.  The mineral resource pit shell used to constrain the April 2024 mineral resource estimate was not adjusted to account for any impacts from avoidance of Tiehm’s buckwheat or minimisation of disturbance within the designated critical habitat. Environmental and permitting assumptions and factors have not been taken into consideration during modifying factors studies for the Project. The tonnes and grade within the avoidance polygons have not been removed from the Mineral Resources for the April 2024 estimate. Environmental and permitting assumptions and factors may be taken into consideration during future modifying factors studies for the Project. These permitting assumptions and factors may result in potential changes to the Mineral Resource footprint in the future.  The 2020 Ore Reserve is estimated to contain:  60.0mt at 1,800ppm lithium (equivalent to 1.0% lithium carbonate) and 15,400ppm boron (equivalent to 8.8% boric acid)  Containing 0.6mt of equivalent lithium carbonate and 5.3mt of equivalent boric acid.  The Ore Reserves referenced have not been updated from the April 2020 Ore Reserves estimate. The Ore Reserves are based exclusively on HiB-Li mineralisation. The Mineral Resources are reported inclusive of the Ore Reserves.  Approximately half of the Ore Reserves is classified as Proved, the highest confidence category, within lithium and boron grades in Proved Reserve being higher than those in the Probable Reserve.  The 60mt Ore Reserve provides the foundation for a very long mine life at the Rhyolite Ridge Project, with clear potential for expansion and extension further underpinned by the 351mt Mineral Resource.  The lithium-boron mineralisation remains open, particularly to the south where it continues to shallow and is generally higher in grade, and we expect further increases to Resources and Reserves with additional drilling.  .

ioneer

Glossary and abbreviations

B	Boron
Carbonate minerals	Calcite and dolomite
DFS	Definitive Feasibility Study
H_3BO_3	Boric acid
GSC	Global Geoscience Limited
INR	Ioneer Limited
K-feldspar	Potassium feldspar
km	Kilometre
kt	Kilotonne
K_2SO_4	Potassium sulphate
Li	Lithium
Li_2BO_3	Lithium carbonate
LCE	Lithium carbonate equivalent
mt	Million tonnes
Mt	Metric tonnes
PFS	Pre-Feasibility Study
ppm	parts per million
Searlesite	Sodium borosilicate mineral
Sepiolite	Magnesium silicate
BLM	Bureau of Land Management
FWS	US Fish and Wildlife Service
ROD	Record of Decision
FID	Final Investment Decision

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Annual Report 2024

Schedule of tenements

Project	Country	Tenement ID	Tenement Name	Area (km^2)	Interest at 30 June 2024	Interest at end of quarter	Note
Rhyolite Ridge	USA	NMC118666	NLB claims (160)	13.00	100%	100%	No change
Rhyolite Ridge	USA	NMC1117360	SLB claims (199)	16.50	100%	100%	No change
Rhyolite Ridge	USA	NMC1171536	SLM claims (122)	9.70	100%	100%	No change
Rhyolite Ridge	USA	NMC1179516	RR claims (65)	5.40	100%	100%	No change
Rhyolite Ridge	USA	NMC1129523	BH claims (81)	7.00	-	-	No change
Rhyolite Ridge	USA	105272779	RMS claims (23)	0.50	100%	100%	No change
Rhyolite Ridge	USA	105272053	PR claims (11)	0.92	100%	100%	No change
SM	USA	NMC1166813	SM claims (96)	7.70	100%	100%	No change
GD	USA	NMC1166909	GD claims (13)	1.10	100%	100%	No change
CLD	USA	NMC1167799	CLD claims (65)	5.20	100%	100%	No change

93

 ioneer  94  Introduction  Information relating to shareholders at 10 September 2024 (per ASX listing Rule 4.10)  Issued capital  The Company has 2,337,426,302 fully paid shares on issue.  Options and performance rights on issue including holders of more than 20%  The Company has on issue 2,938,803 options and 18,914,945 performance rights. There are no holders of options or performance rights more than 20%.  There are no listed options or performance rights.  ASX listing  Listed on the Australian Securities Exchange 19 December 2007  ASX Code: INR (previously GSC) ABN: 76 098 564 606  Nasdaq listing  Listed on the Nasdaq Securities Exchange, under a level two American Depositary Receipt 30 June 2022  Nasdaq Code: IONR  Voting rights  There are no restrictions on voting rights. On a show of hands every member present or by proxy shall have one vote and upon a poll each share shall have one vote. Where a member holds shares, which are not fully paid, the number of votes to which that member is entitled on a poll in respect of those part paid shares shall be that fraction of one vote which the amount paid up bears to the total issued price thereof. Options and performance rights holders have no voting rights until the options are exercised or performance rights vest.  Shareholder and ASX information

Annual Report 2024

Top 20 shareholders as at 10 September 2024

Name	Shares	%
Citicorp Nominees Pty Ltd	571,601,924	24.454%
HSBC Custody Nominees (Australia) Limited	219,270,041	9.381%
Sibanye Battery Metals Pty Ltd	145,862,742	6.240%
J P Morgan Nominees Australia Pty Limited	90,383,452	3.867%
Merrill Lynch (Australia) Nominees Pty Ltd	88,977,948	3.807%
Lithium Investors America LLC	56,268,106	2.407%
BNP Paribas Nominees Pty Ltd (IB AU Noms Retail Client)	38,799,093	1.660%
Mopti Pty Ltd (The Rowe Family A/C)	36,690,902	1.570%
FNL Investments Pty Ltd (Superannuation Plan A/C)	24,000,000	1.027%
Kolley Pty Ltd (Lucas Family A/C)	20,650,000	0.883%
Versatile Money Pty Ltd (Versatile Money A/C)	20,079,068	0.859%
Quality Life Pty Ltd (The Viking Fund A/C)	19,024,590	0.814%
Quality Life Pty Ltd (The Neill Family A/C)	18,250,000	0.781%
BNP Paribas Noms Pty Ltd	16,619,227	0.711%
BNP Paribas Nominees Pty Ltd (Clearstream)	13,230,871	0.566%
Boman Asset Pty Ltd	11,518,356	0.493%
FNL Investments Pty Ltd	11,000,000	0.471%
Howarth Commercial Pty Ltd	10,599,999	0.453%
BNP Paribas Nominees Pty Ltd (HUB24 Custodial Serv Ltd)	10,466,701	0.448%
National Nominees Ltd	9,600,754	0.411%
Total	1,432,893,774	

Distribution of shareholders

	Holders	Total Units
1-1000	750	506,730
1001-5000	3,297	9,238,859
5001-10,000	1,824	14,651,795
10,001-100,000	4,839	187,781,972
101,000 and over	1,421	2,128,246,946
Total	12,131	2,340,426,302

Unmarketable parcels

	Minimum parcel size	Holders
Minimum $500 parcel at $0.145 per unit	3,448	3,028

Substantial shareholders

The following are substantial shareholder registered as at 10 September 2024

Name	Shares	%
Centaurus	377,352,433	16.226%
Sibanye Battery Metals Pty Ltd	145,862,742	6.272%

95

 Shareholder and ASX information  continued  On-market buy-back  There is no current on-market buy-back.  Competent Persons Statement  In respect of Minerals Resources and Ore Reserves referred to in this presentation and previously reported by the Company in accordance with JORC Code 2012, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled "Mineral Resource update delivers high-grade, shallow Shelf Zone, outside of critical habitat” dated 30 April 2024 and released on ASX. Further information regarding the Mineral Resources Estimate can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.  In respect of production targets referred to in this presentation, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled "Ioneer Delivers Definitive Feasibility that Confirms Rhyolite Ridge as a World-Class Lithium and Boron Project" dated 30 April 2020. Further information regarding the production estimates can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.  ioneer  96

Annual Report 2024

Corporate directory

James D. Calaway	Executive Chair
Bernard Rowe	Managing Director
Stephen Gardiner	Non-Executive Director
Alan Davies	Non-Executive Director
Rose McKinney-James	Non-Executive Director
Magaret R. Walker	Non-Executive Director

Company Secretary

Ian Bucknell

Auditor

Ernst & Young
200 George Street
Sydney NSW 2000

Offices

Sydney (Registered Office)

Level 16, 213 Miller Street
North Sydney NSW 2060
Australia

Telephone	+61 (2) 9922-5800
Website	www.ioneer.com
Email	info@ioneer.com

Reno

9460 Double R Blvd.
Suite 200
Reno Nevada 89521
United States of America

Share Registrar

Boardroom Pty Limited
Grosvenor Place
Level 12, 225 George Street
Sydney NSW 2000
Telephone: 1300 737 760

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